                                         FILED PURSUANT TO 424(b)(4)
                                         REGISTRATION STATEMENT NO. 333-27047
                                                                    333-27047-01

                          1,600,000 CAPITAL SECURITIES
                            STERLING CAPITAL TRUST I
                      9.50% CUMULATIVE CAPITAL SECURITIES
                 (LIQUIDATION AMOUNT $25 PER CAPITAL SECURITY)
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                                    STERLING
                      ------------------------------------
                             FINANCIAL CORPORATION

    The 9.50% Cumulative Capital Securities (the "Capital Securities") offered hereby represent preferred undivided beneficial interests in the assets of Sterling Capital Trust I, a statutory business trust created under the laws of the State of Delaware ("Sterling Capital"). Sterling Financial Corporation (the "Company") will be the owner of all of the beneficial interests represented by common securities of Sterling Capital (the "Common Securities" and, together with the Capital Securities, the "Trust Securities"). Sterling Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in 9.50% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures," and together with the Trust Securities, the "Securities") to be issued by the Company. The Junior Subordinated Debentures will mature on June 30, 2027, which date may be shortened (such date, as it may be shortened, the "Stated Maturity") to a date not earlier than June 30, 2002 if certain conditions are met (including the Company having received prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). See
                                                        (Continued on next page)
                            ------------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE
  FEDERAL DEPOSIT INSURANCE CORPORATION, BY ANY OTHER GOVERNMENTAL AGENCY, OR
                                   OTHERWISE.

   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                                                                     PROCEEDS TO
                                          PRICE TO            UNDERWRITING            STERLING
                                           PUBLIC             COMMISSION(1)         CAPITAL(2)(3)
-----------------------------------------------------------------------------------------------------

Per Capital Security...............        $25.00                  (3)                 $25.00
-----------------------------------------------------------------------------------------------------
Total..............................      $40,000,000               (3)               $40,000,000
=====================================================================================================

(1) The Company and Sterling Capital have each agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deduction of expenses payable by the Company estimated at $260,000.

(3) In view of the fact that the proceeds of the sale of the Capital Securities will be used to purchase the Junior Subordinated Debentures, the Company has agreed to pay to the Underwriters, as compensation for their arranging the investment therein of such proceeds, $0.9375 per Capital Security, or $1,500,000 in the aggregate. See "Underwriting."
                            ------------------------

    The Capital Securities are being offered by the Underwriters named herein subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that the Capital Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York, on or about June 4, 1997 against payment therefor in immediately available funds.

DAIN BOSWORTH                                                 PIPER JAFFRAY INC.
 Incorporated

                  The date of this Prospectus is May 30, 1997

(cover page continued)

"Description of Junior Subordinated Debentures -- General." Although the Company, as a savings and loan holding company, is not subject to the Federal Reserve capital requirements for bank holding companies, it is possible that in the future it could become subject to such requirements as a result of the acquisition of a bank, a change in applicable regulations or the Company otherwise becoming subject to Federal Reserve capital requirements. The Capital Securities will have a preference under certain circumstances over the Common Securities with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of Capital
Securities -- Subordination of Common Securities."

     Holders of the Capital Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable quarterly in arrears on September 30, December 31, March 31 and June 30 of each year, commencing September 30, 1997, at the annual rate of 9.50% of the Liquidation Amount of $25 per Capital Security ("Distributions"). The amount of each Distribution due with respect to the Capital Securities will include amounts accrued through the date the distribution payment is due. The Company has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. No interest shall be due and payable during any Extension Period, except at the end thereof. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Capital Securities will also be deferred and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Company's capital stock or with respect to debt securities of the Company that rank pari passu in all respects with or junior to the Junior Subordinated Debentures. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Capital Securities are entitled will accumulate) at the rate of 9.50% per annum, compounded quarterly, and holders of Capital Securities will be required to accrue income for United States federal income tax purposes. See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- US
Holders -- Interest Income and Original Issue Discount."

     The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures and the Junior Subordinated Indenture (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all Sterling Capital's obligations under the Capital Securities as described below. See "Relationship Among the Capital Securities, the Junior Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." Under the Guarantee, the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Capital Securities, but only in each case to the extent of funds held by Sterling Capital, as described herein. See "Description of Guarantee." If the Company does not make payments on the Junior Subordinated Debentures held by Sterling Capital, Sterling Capital may have insufficient funds to pay Distributions on the Capital Securities. The Guarantee does not cover payment of Distributions when Sterling Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Capital Securities may institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Capital Securities." The obligations of the Company under the Guarantee and the Capital Securities are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of Junior Subordinated
Debentures -- Subordination") of the Company.

     The Capital Securities are subject to mandatory redemption (i) in whole, but not in part, upon repayment of the Junior Subordinated Debentures at Stated Maturity or their earlier optional redemption in whole upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) and (ii) in whole or in part at any time on or after June 30, 2002 contemporaneously with the optional redemption by the Company of the Junior Subordinated Debentures in whole or in part. The Junior

                                                        (continued on next page)

(cover page continued)

Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and continuation of a Tax Event, Investment Company Event or Capital Treatment Event, provided that none of the Company's 8.75% Subordinated Notes Due January 31, 2000 remain outstanding at the time of any redemption pursuant to clause (ii), in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to but excluding the date fixed for redemption plus 100% of the principal amount thereof. See "Description of Junior Subordinated Debentures -- Redemption."

     The holders of the outstanding Common Securities will have the right at any time to dissolve Sterling Capital and, after satisfaction of liabilities to creditors of Sterling Capital as provided by applicable law, to cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities and Common Securities in liquidation of Sterling Capital. The ability of the Company to dissolve Sterling Capital may be subject to prior regulatory approval of the Federal Reserve. See "Description of Capital Securities -- Liquidation Distribution Upon Dissolution."

     In the event of the dissolution of Sterling Capital, after satisfaction of liabilities to creditors of Sterling Capital as provided by applicable law, the holders of the Capital Securities will be entitled to receive a Liquidation Amount of $25 per Capital Security plus accumulated and unpaid Distributions thereon to the date of payment, subject to certain exceptions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures. See "Description of Capital Securities -- Liquidation Distribution Upon Dissolution."

     The Junior Subordinated Debentures are unsecured and subordinated to all Senior Indebtedness of the Company. As of March 31, 1997, the Company had approximately $32.2 million of Senior Indebtedness outstanding. See "Description of Junior Subordinated Debentures -- Subordination."

     The Capital Securities have been approved for listing on the Nasdaq National Market. Although each of the Underwriters has indicated an intention to make a market in the Capital Securities, the Underwriters are not obligated to do so, and any market making may be discontinued at any time at the sole discretion of such Underwriters. There can be no assurance that a market will develop for the Capital Securities. See "Risk Factors -- Absence of Existing Public Market; Market Prices" and "Underwriting."

     The Capital Securities will be represented by one or more global certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described herein, the Capital Securities in certificate form will not be issued in exchange for global certificates. See "Description of Capital Securities -- Book-Entry, Delivery and Form."

     Prospective purchasers must carefully consider the information set forth in "Certain ERISA Considerations."

     THE JUNIOR SUBORDINATED DEBENTURES ARE DIRECT AND UNSECURED OBLIGATIONS OF THE COMPANY, DO NOT EVIDENCE DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENTAL AGENCY.

     As used herein, (i) the "Junior Subordinated Indenture" means the Junior Subordinated Indenture, as amended and supplemented from time to time, between the Company and Bankers Trust Company, as trustee (the "Debenture Trustee"), pursuant to which the Junior Subordinated Debentures are issued, (ii) the "Trust Agreement" means the Amended and Restated Trust Agreement relating to Sterling Capital, as amended and supplemented from time to time, among the Company, as Depositor, Bankers Trust Company, as Property Trustee (the "Property Trustee") and Bankers Trust (Delaware), as Delaware Trustee (the "Delaware Trustee") (collectively, the "Sterling Capital Trustees") and (iii) the "Guarantee" means the Guarantee Agreement relating to the Capital Securities, as amended and supplemented from time to time, between the Company and Bankers Trust Company, as Guarantee Trustee.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act") and to which reference is hereby made. In addition, such reports, proxy statements and other information may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington D.C. 20006.

     No separate financial statements of Sterling Capital have been included or incorporated by reference herein. The Company and Sterling Capital do not consider that such financial statements would be material to holders of the Capital Securities because Sterling Capital is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Junior Subordinated Debentures and issuing the Trust Securities. See "Prospectus Summary -- Sterling Capital Trust I," "Description of Capital Securities," "Description of Junior Subordinated Debentures" and "Description of Guarantee." In addition, the Company does not expect that Sterling Capital will be filing separate reports under the Exchange Act with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for the six months ended December 31, 1996, amendments thereof on Form 10-K/A and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, previously filed by the Company with the Commission pursuant to Section 13 of the Exchange Act.

     In addition, all reports and definitive proxy or information statements filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of any offering of securities made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in any document all or a portion of which is incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Written requests should be directed to the Chief Financial Officer, Sterling Financial Corporation, 111 North Wall Street, Spokane, Washington 99201. Telephone requests may be directed to (509) 358-6160.
                            ------------------------

     The Company furnishes its security holders with an Annual Report containing Consolidated Financial Statements audited by its independent certified public accountants.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CAPITAL SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTTING SHARES OF THE CAPITAL SECURITIES AND BIDDING FOR AND PURCHASING SUCH SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus or in the documents incorporated into this Prospectus by reference. Unless the context clearly suggests otherwise, references to the Company include the Company and its subsidiaries.

                         STERLING FINANCIAL CORPORATION

     The Company is a unitary savings and loan holding company, the significant operating subsidiary of which is Sterling Savings Association ("Sterling Savings"). The principal operating subsidiaries of Sterling Savings are Action Mortgage Company ("Action Mortgage"), INTERVEST-Mortgage Investment Company ("INTERVEST") and Harbor Financial Services, Inc. ("Harbor Financial"). Sterling Savings commenced operations in 1983 as a State of Washington-chartered, federally-insured stock savings and loan association headquartered in Spokane, Washington. Since 1983, the Company has made a number of acquisitions to expand its retail branch delivery system, to add deposits and earning assets and to geographically diversify its loan portfolio. Sterling Savings attracts Federal Deposit Insurance Corporation ("FDIC") insured deposits through 41 retail branches located primarily in rural and suburban communities in Washington and Oregon. The Company originates loans through its branch offices as well as 10 Action Mortgage residential loan production offices in the Spokane and Seattle, Washington; Portland, Oregon and Boise, Idaho metropolitan areas and three INTERVEST commercial real estate lending offices located in the metropolitan areas of Seattle, Spokane and Portland. The Company also markets tax-deferred annuities, mutual funds and other financial products through Harbor Financial.

     Sterling Savings' revenues are derived primarily from interest earned on loans and mortgage-backed securities, from fees and service charges and from mortgage banking operations. The Company provides personalized, quality financial services to its customers as exemplified by its "Hometown Helpful" philosophy. The Company believes this dedication to personalized service has enabled it to maintain a stable and relatively low-cost retail deposit base in rural areas, while generating a substantial volume of lending activity primarily in the metropolitan areas of the Pacific Northwest. In recent years, Sterling Savings has focused its efforts on becoming more like a community retail bank by increasing its construction, business banking and consumer lending while placing an increased emphasis on attracting greater volumes of retail deposits. The Company maintains its principal executive offices at 111 North Wall Street, Spokane, Washington 99201, telephone number (509) 358-6160.

                            STERLING CAPITAL TRUST I

     Sterling Capital is a statutory business trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on May 5, 1997. Sterling Capital will be governed by an Amended and Restated Trust Agreement among the Company, as Depositor, Bankers Trust (Delaware), as Delaware Trustee, and Bankers Trust Company, as Property Trustee. Two individuals will be selected by the holders of the Common Securities to act as administrators with respect to Sterling Capital (the "Administrators"). The Company, while holder of the Common Securities, intends to select two individuals who are employees or officers of or affiliated with the Company to serve as the Administrators. See "Description of Capital
Securities -- Miscellaneous." Sterling Capital exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire the Junior Subordinated Debentures and (iii) engaging in only those other activities necessary, convenient or incidental thereto (such as registering the transfer of the Trust Securities). Accordingly, the Junior Subordinated Debentures will be the sole assets of Sterling Capital, and payments under the Junior Subordinated Debentures will be the sole source of revenue of Sterling Capital.

     All the Common Securities will initially be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Capital Securities, except that upon the occurrence and during the continuation of a Debenture Event of Default arising as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the rights of the holders of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Capital Securities. See "Description of Capital Securities -- Subordination of Common Securities." The Company will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of Sterling Capital. Sterling Capital has a term of 31 years, but may terminate earlier as provided in the Trust Agreement. The address of Sterling Capital is 111 North Wall Street, Spokane, Washington 99201, telephone number (509) 358-6160.

                                  THE OFFERING

Capital Securities Issuer....  Sterling Capital.

Securities Offered...........  1,600,000 Capital Securities. The Capital
                               Securities represent undivided beneficial interests in Sterling Capital's assets, which will consist solely of Junior Subordinated Debentures and payments thereunder.

Distributions................  The Distributions payable on each Capital
                               Security will be fixed at a rate per annum of 9.50% of the Liquidation Amount of $25 per Capital Security, will be cumulative, will accrue from the date of issuance of the Capital Securities, and will be payable quarterly in arrears on the last day of September, December, March and June of each year, commencing on September 30, 1997 (subject to possible deferral as described below). The amount of each distribution due with respect to the Capital Securities will include amounts accrued through the date the distribution payment is due. See "Description of Capital
                               Securities -- Distributions."

Extension Periods............  So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, the Company will have the right, at any time, to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period thereon for a period not exceeding 20 consecutive quarters with respect to each deferral period (each an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. If interest payments are so deferred, Distributions on the Capital Securities will also be deferred and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Company's capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. During an Extension Period, Distributions will continue to accrue with income thereon compounded quarterly. Because interest will continue to accrue and compound on the Junior Subordinated Debentures, to the extent permitted by applicable law, holders of the Capital Securities will be required to accrue income for United States federal income tax purposes. See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- US Holders -- Interest Income and Original Issue Discount."

Maturity.....................  The Junior Subordinated Debentures will mature on
                               June 30, 2027, which date may be shortened (such date, as it may be shortened, the "Stated Maturity") to a date not earlier than June 30, 2002 if certain conditions are met (including the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve).

Redemption...................  The Capital Securities are subject to mandatory redemption upon repayment of the Junior
                               Subordinated Debentures at maturity or their earlier redemption in an amount equal to the amount of Junior Subordinated Debentures maturing or being redeemed at a redemption price equal to the aggregate Liquidation Amount of the Capital Securities, plus accumulated and unpaid Distributions thereon to the date of redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and during the continuance of a Tax Event, an Investment Company Event or a Capital Treatment Event, provided that none of the Company's 8.75% Subordinated Notes Due January 31, 2000 remain outstanding at the time of any redemption pursuant to clause (ii), in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of Capital Securities -- Redemption" and "Description of Junior Subordinated Debentures -- Redemption."

Distribution of Junior
  Subordinated Debentures....  The Company has the right at any time to dissolve
                               Sterling Capital and cause the Junior
                               Subordinated Debentures to be distributed to holders of Capital Securities in liquidation of Sterling Capital, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Capital Securities -- Liquidation Distribution upon Dissolution."

Guarantee....................  Taken together, the Company's obligations under various documents described herein, including the Guarantee, provide a full guarantee on a subordinated basis of payments by Sterling Capital of Distributions and other amounts due on the Capital Securities. Under the Guarantee, the Company guarantees the payment of Distributions by Sterling Capital and payments on liquidation of or redemption of the Capital Securities (subordinate to the right to payment of Senior Indebtedness of the Company, as defined herein) to the extent of funds held by Sterling Capital. If Sterling Capital has insufficient funds to pay Distributions on the Capital Securities (i.e., if the Company has failed to make required payments under the Junior Subordinated Debentures), a holder of the Capital Securities would have the right to institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. See "Description of Junior Subordinated Debentures -- Debenture Events of Default," "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Capital Securities" and "Description of Guarantee."

Ranking......................  The Capital Securities will rank pari passu, and payments thereon will be made pro rata, with the Common Securities of Sterling Capital held by the Company, except as described under "Description of the Capital Securities -- Subordination of Common Securities." The obligations of the Company under the Guarantee, the Junior Subordinated Debentures and other documents described herein are unsecured and rank subordinate and junior in right of payment to all current and future Senior Indebtedness, the amount of which is unlimited. At March 31, 1997 the aggregate outstanding Senior Indebtedness of the Company was approximately $32.2 million. In addition, because the Company is a savings and loan holding company, all obligations of the Company relating to the securities described herein will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including Sterling Savings. The Company may cause additional capital securities to be issued by trusts similar to Sterling Capital in the future, and there is no limit on the amount of such securities that may be issued. In this event, the Company's obligations under the junior subordinated debentures to be issued to such other trusts and the Company's guarantees of the payments by such trusts will rank pari passu with the Company's obligations under the Junior Subordinated Debentures and the Guarantee, respectively.

Voting Rights................  The holders of the Capital Securities will generally have limited voting rights relating only to the modification of the Capital Securities, the dissolution, winding-up or termination of Sterling Capital and certain other matters described herein. See "Description of Capital Securities -- Voting Rights; Amendment of Trust Agreement."

ERISA Considerations.........  Prospective purchasers must carefully consider the information set forth under "Certain ERISA Considerations."

Nasdaq National Market
Symbol.......................  STSAO

Use of Proceeds..............  The proceeds to Sterling Capital from the sale of the Capital Securities will be invested by Sterling Capital in the Junior Subordinated Debentures. The Company intends to contribute approximately $25.0 million of the net proceeds of this offering to Sterling Savings to enhance Sterling Savings' regulatory capital ratios. The remaining net proceeds to be received by the Company from the sale of the Junior Subordinated Debentures will be used for general corporate purposes, which may include the repayment of indebtedness of the Company, investments in or extensions of credit to its subsidiaries, the possible redemption of the Company's Cumulative Convertible Preferred Stock and the financing of possible acquisitions. See "Use of Proceeds."

     For additional information regarding the Capital Securities, see "Description of Capital Securities," "Description of Junior Subordinated Debentures," "Description of Guarantee," "Relationship Among the Capital Securities, the Junior Subordinated Debentures and the Guarantee" and "Certain Federal Income Tax Consequences."

                                  RISK FACTORS

     Prospective investors should carefully consider the matters set forth under "Risk Factors," beginning on page 13.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     Presented below is summary consolidated financial data for the Company for the periods specified. The Company changed its fiscal year end from June 30 to December 31, effective December 31, 1996. The following summary consolidated financial data of the Company for each of the periods have been derived from the Company's Consolidated Financial Statements. Such Consolidated Financial Statements for the six months ended December 31, 1996 and for each of the four fiscal years in the period ended June 30, 1996 have been audited by Coopers & Lybrand L.L.P. The Consolidated Financial Statements for the three months ended March 31, 1997 and 1996, and for the six months ended December 31, 1995 are unaudited and reflect the adjustments, all of which are of a normal and recurring nature, which in the opinion of management, are considered necessary for a fair presentation of the financial position and results of operations for such periods. The consolidated financial information is not necessarily indicative of the results for any future period and is qualified in its entirety by the detailed information incorporated herein by reference in the Company's reports as described under "Available Information."

                                        THREE MONTHS ENDED
                                                               SIX MONTHS ENDED
                                             MARCH 31,           DECEMBER 31,              FISCAL YEARS ENDED JUNE 30,
                                        -------------------   -------------------   -----------------------------------------
                                          1997       1996     1996(1)      1995       1996       1995       1994       1993
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Interest income.......................  $ 29,648   $ 27,980   $ 57,614   $ 57,518   $113,081   $107,256   $ 76,599   $ 57,793
Interest expense......................   (18,596)   (18,783)   (37,411)   (40,486)   (77,611)   (71,864)   (44,610)   (32,292)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net interest income...................    11,052      9,197     20,203     17,032     35,470     35,392     31,989     25,501
Provision for loan losses.............      (550)      (400)    (1,100)      (800)    (1,600)    (1,600)    (1,600)    (1,500)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net interest income after provision
  for loan losses.....................    10,502      8,797     19,103     16,232     33,870     33,792     30,389     24,001
Other income..........................     2,054      2,274      4,648      4,334      8,670     11,387      8,485      9,446
Operating expenses....................    (8,888)    (8,124)   (24,742)   (15,515)   (31,684)   (31,272)   (25,788)   (21,146)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item..................     3,668      2,947       (991)     5,051     10,856     13,907     13,086     12,301
Income tax provision..................    (1,394)    (1,076)      (112)    (1,845)    (4,064)    (4,619)    (4,560)    (4,638)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary
  item................................     2,274      1,871     (1,103)     3,206      6,792      9,288      8,526      7,663
Extraordinary item (2)................        --         --         --         --         --         --         --       (425)
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss).....................     2,274      1,871     (1,103)     3,206      6,792      9,288      8,526      7,238
Preferred stock dividends declared....      (471)      (471)      (942)      (942)    (1,885)    (1,885)      (272)        --
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) applicable to common
  shares..............................  $  1,803   $  1,400   $ (2,045)  $  2,264   $  4,907   $  7,403   $  8,254   $  7,238
                                        ========   ========   ========   ========   ========   ========   ========   ========
Income (loss) per common share
  assuming full dilution..............  $   0.30   $   0.25   $  (0.37)  $   0.42   $   0.90   $   1.27   $   1.60   $   1.49
                                        ========   ========   ========   ========   ========   ========   ========   ========
RATIOS:
Return on average assets
  (annualized)........................      0.60%      0.50%     (0.14)%     0.41%      0.45%      0.48%      0.72%      0.92%
Return on average common shareholders'
  equity (annualized).................     11.14       8.24      (6.57)      6.80       7.43      13.09      16.11      17.36
Shareholders' equity to assets at end
  of period...........................      5.58       5.83       5.81       6.10       5.80       5.84       5.57       4.65
Net interest margin (annualized)......      3.05       2.60       2.80       2.31       2.46       2.44       2.90       3.43
Nonperforming assets to total assets
  at end of period....................      0.43       0.63       0.42       0.59       0.57       0.58       0.71       1.19
Nonperforming loans to total loans at
  end of period.......................      0.25       0.47       0.25       0.45       0.36       0.31       0.27       0.87
Loan loss allowance to total loans at
  end of period.......................      0.74       0.77       0.74       0.82       0.76       0.64       0.64       0.72
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends (3):
  Excluding interest on deposits......      1.41x      1.34x          (4)     1.26x     1.30x      1.39x      1.62x      2.27x
  Including interest on deposits......      1.19       1.15           (4)     1.12      1.13       1.19       1.29       1.38

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                             JUNE 30,
                                     MARCH 31,      DECEMBER 31,      -------------------------------------------------------
                                        1997            1996             1996           1995           1994           1993
                                     ----------     -------------     ----------     ----------     ----------     ----------
                                                                      (DOLLARS IN THOUSANDS)
FINANCIAL POSITION DATA:
Total assets.......................  $1,557,216      $ 1,536,344      $1,477,698     $1,540,784     $1,374,118     $1,038,962
Loans receivable...................     966,948          934,340         886,667      1,055,111        844,520        593,669
Mortgage-backed securities.........     352,231          376,940         399,893        280,776        360,789        325,969
Investments........................     119,655          104,721          72,047         76,576         77,565         43,531
Deposits...........................     935,590          902,278         898,394        890,041        810,970        579,785
FHLB advances......................     279,736          259,626         259,410        352,073        364,985        295,996
Securities sold subject to
  repurchase agreements and federal
  funds purchased..................     195,884          229,797         195,785        159,880         81,849         80,162
Other long-term debt...............      32,240           32,240          17,240         17,240         17,250         17,250
Shareholders' equity...............      86,835           89,220          85,745         89,907         76,529         48,272

---------------

(1) During the six months ended December 31, 1996, the Company recorded a pre-tax charge to earnings of $5.8 million as a result of a non-recurring assessment to fund the Savings Association Insurance Fund ("SAIF").

(2) The extraordinary item is the loss associated with the early extinguishment of Federal Home Loan Bank advances, net of income taxes.

(3) The consolidated ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing income before income taxes and fixed charges by fixed charges and preferred stock dividends. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), amortization of notes and debenture expense and the portion of net rental expense which is deemed to be equivalent to interest on debt. Preferred stock dividends associated with outstanding preferred stock are increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements. Interest expense (other than on deposits) includes interest on notes and debentures, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

(4) Earnings were insufficient to cover combined fixed charges and preferred stock dividend requirements by $991,000. This was due to a net loss recorded during the period, which was primarily due to the non-recurring SAIF assessment of $5.8 million.

                                    STERLING
                      ------------------------------------
                             FINANCIAL CORPORATION

                              [STERLING MAP PAGE]

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Capital Securities offered by this Prospectus. Certain statements in this Prospectus and documents incorporated herein by reference are forward-looking and are identified by the use of forward-looking words or phrases such as, without limitation, "intended," "will be positioned," "expects," is or are "expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's current expectations. To the extent any of the information contained or incorporated by reference in this Prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act, the risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

     The obligations of the Company under the Guarantee issued by the Company for the benefit of the holders of Capital Securities and under the Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior Indebtedness. At March 31, 1997, the Senior Indebtedness of the Company aggregated approximately $32.2 million. None of the Junior Subordinated Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by the Company. See "Description of Junior Subordinated Debentures -- Subordination" and "Description of Guarantee -- Status of the Guarantee." Further, there is no limitation of the Company's ability to issue additional junior subordinated debentures in connection with any future offerings of capital securities, and any such additional debentures would rank pari passu with the Junior Subordinated Debentures.

     The ability of Sterling Capital to pay amounts due on the Capital Securities is solely dependent upon the Company's making payments on the Junior Subordinated Debentures as and when required.

DIVIDEND PAYMENT SOURCES AND RESTRICTIONS

     The principal source of funds for payments by the Company (and consequently, interest on the Junior Subordinated Debentures, Sterling Capital's ability to pay Distributions on the Capital Securities and the Company's ability to pay its obligations under the Guarantee) will be dividends from the Company's principal subsidiary, Sterling Savings. Applicable rules and regulations of the Office of Thrift Supervision (the "OTS") impose limitations on capital distributions by savings institutions. Savings institutions, such as Sterling Savings, which have capital in excess of all capital requirements before and after the proposed capital distribution are permitted, after giving prior notice to the OTS, to make capital distributions during a calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus the amount that would reduce by one-half its "surplus capital" (its excess capital over its regulatory capital requirements) at the beginning of the calendar year or (ii) 75% of its net income over the most recent four quarter period. However, such capital distribution may not reduce surplus capital below the regulatory capital requirement at the date of the capital distribution. Institutions with less capital are more restricted in payment of dividends and no institution can pay dividends if such would cause the institution to no longer satisfy its capital requirements.

STATUS OF THE COMPANY AS A SAVINGS AND LOAN HOLDING COMPANY

     The Company, as a savings and loan holding company, and Sterling Savings, as a state-chartered savings and loan association with deposits insured by the FDIC, are subject to significant supervision and regulation by the OTS, the FDIC and the State of Washington Department of Financial Institutions (the "Washington Supervisor"). This supervision and regulation is intended to protect depositors, rather than holders of the Company's securities. The OTS and the FDIC have adopted and proposed numerous regulations and undertaken other regulatory initiatives in an effort to increase the safety and soundness of the savings and loan industry. In addition, legislation has been enacted that provides for regulatory seizure of insured institutions in the event of certain declines in capital levels, requires risk-based deposit insurance premiums and imposes liability on holding companies for regulatory capital deficiencies of insured institution subsidiaries under certain circumstances, among other significant effects.

     The Company is a legal entity separate and distinct from Sterling Savings, although the principal source of the Company's cash is dividends from Sterling Savings. The right of the Company to participate in the assets of any subsidiary upon the latter's liquidation, reorganization or otherwise (and thus the ability of the holders of Capital Securities to benefit indirectly from any such distribution) will be subject to the claims of the subsidiaries' creditors, which will take priority except to the extent that the Company may itself be a creditor with a recognized claim.

     Sterling Savings is also subject to restrictions under federal law which limit the transfer of funds to the Company or to other affiliates, whether in the form of loans, extensions of credit, investments, asset purchases or otherwise. Such transfers by Sterling Savings to the Company or any other affiliate are limited in amount to 10% of Sterling Savings' capital and surplus and, with respect to the Company and all such other affiliates, to an aggregate of 20% of Sterling Savings' capital and surplus. Furthermore, such loans and extensions of credit are required to be collateralized.

CERTAIN REGULATORY MATTERS

     Sterling Savings is a State of Washington-chartered institution and is subject to regulation by the Washington Supervisor, which conducts regular examinations to ensure that Sterling Savings' operations and policies conform with sound industry practice. Sterling Savings is currently subject to a supervisory directive from the Washington Supervisor. The directive requires Sterling Savings to provide monthly reports, maintain its current "well capitalized" status, obtain prior approval for significant transactions and take certain other corrective actions. The Company is in the process of completing such corrective actions. Sterling Savings operates three branches within the State of Oregon and is therefore also subject to the supervision of the Oregon Department of Consumer and Business Services.

     The Company, as a savings and loan holding company, is not subject to consolidated capital requirements. However, if certain legislation pending in Congress is enacted, Sterling Savings may be required to convert its charter to either a national bank charter, a state depository institution charter, or a newly designed charter, in which case the Company may be required to register as a bank holding company and become regulated at the holding company level by the Federal Reserve rather than by the OTS. Regulation by the Federal Reserve could subject the Company to capital requirements that are not currently applicable to the Company as a savings and loan holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. At this time, the Company is unable to predict whether a charter change will be required and, if it is, whether the charter change will significantly impact Sterling Savings' operations.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES

     So long as no Event of Default (as defined in the Junior Subordinated Indenture) has occurred and is continuing with respect to the Junior Subordinated Debentures (a "Debenture Event of Default"), the Company has the right under the Junior Subordinated Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. See "Description of Junior Subordinated Debentures -- Debenture Events of Default." As a consequence of any such deferral, quarterly Distributions on the Capital Securities by Sterling Capital will be deferred during any such Extension Period. Distributions to which holders of the Capital Securities are entitled will accumulate additional Distributions thereon during any Extension Period at the rate of 9.50% per annum, compounded quarterly from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. The term "Distribution" as used herein shall include any such additional Distributions. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,
(b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of 9.50%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above conditions. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Sterling Capital Trustees notice of its election to begin an Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Capital Securities would have been payable but for the election to begin such Extension Period and (ii) the date the Property Trustee is required to give notice to holders of the Capital Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Capital Securities. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of Capital Securities -- Distributions" and "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period."

     Should an Extension Period occur, a holder of Capital Securities will continue to accrue income (in the form of original issue discount) in respect of its pro rata share of the Junior Subordinated Debentures held by Sterling Capital for United States federal income tax purposes. As a result, a holder of Capital Securities will include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from Sterling Capital if the holder disposes of the Capital Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences -- US
Holders -- Interest Income and Original Issue Discount" and "Certain Federal Income Tax Consequences -- US Holders -- Sales of Capital Securities."

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should the Company elect to exercise such right in the future, the market price of the Capital Securities is likely to be affected. A holder that disposes of the Capital Securities during an Extension Period, therefore, might not receive the same return on the investment as a holder that continues to hold its Capital Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Capital Securities (which represent preferred undivided beneficial interests in the assets of Sterling Capital) may be more volatile than the market prices of other securities on which original issue discount or interest accrues that are not subject to such deferrals.

TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT REDEMPTION

     Upon the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event, the Company has the right to redeem the Junior Subordinated Debentures in whole, but not in part, at any time within 90 days following the occurrence of such Tax Event, Investment Company Event or Capital Treatment Event, provided that none of the Company's 8.75% Subordinated Notes Due January 31, 2000 remain outstanding at the time of any such redemption, and thereby cause a mandatory redemption of the Capital Securities. Any such redemption shall be at a price equal to the liquidation amount of the Capital Securities, together with accumulated Distributions to but excluding the date fixed for redemption. The ability of the Company to exercise its rights to redeem the Junior Subordinated Debentures prior to the Stated Maturity may be subject to prior regulatory approval by the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Capital Securities -- Liquidation Distribution Upon Dissolution" and "Description of Junior Subordinated Debentures -- Redemption."

     A "Tax Event" means the receipt by Sterling Capital of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that (i) Sterling Capital is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the delivery of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) Sterling Capital is, or will be within 90 days of the delivery of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     See "Certain Federal Income Tax Consequences -- US Holders -- Proposed Tax Law Changes" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Capital Securities prior to June 30, 2002.

     "Investment Company Event" means the receipt by Sterling Capital of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that Sterling Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Capital Securities.

     A "Capital Treatment Event" means the reasonable determination by the Company that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Capital Securities as Tier 1 Capital (or the then equivalent thereof) for purposes of the risk-based capital adequacy guidelines of the Federal Reserve, as then in effect, provided, however, that it shall not be deemed to be a Capital Treatment Event if the Company is not entitled to treat the aggregate amount of the Liquidation Amount of such Capital Securities as Tier 1 Capital due to the restriction imposed by the Federal Reserve that no more than 25% of Tier 1 Capital can consist of perpetual preferred stock.

POSSIBLE TAX LAW CHANGES AFFECTING THE CAPITAL SECURITIES

     On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the tax proposals therein (the "Tax Proposal") would generally deny corporate issuers a deduction for interest on certain debt obligations that have a maximum term in excess of 15 years and are not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. As currently drafted, the Tax Proposal would be effective generally for instruments issued on or after the date of first Congressional committee action. Although it is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to the Tax Proposal, it appears that, as drafted, the Tax Proposal would not apply retroactively to the Junior Subordinated Debentures. However, if the Tax Proposal (or similar legislation) is enacted with retroactive effect with respect to the Junior Subordinated Debentures, the Company may not be entitled to an interest deduction with respect to the Junior Subordinated Debentures. There can be no assurances that the Tax Proposal, if enacted, will not apply retroactively to the Junior Subordinated Debentures or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures. Accordingly, there can be no assurance that a Tax Event will not occur. See "Description of Capital Securities -- Redemption" and "Description of Junior Subordinated
Debentures -- Redemption." See also "Certain Federal Income Tax
Consequences -- US Holders -- Proposed Tax Law Changes."

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES IN EXCHANGE FOR CAPITAL
SECURITIES

     The holders of all the outstanding Common Securities will have the right at any time to dissolve Sterling Capital and, after satisfaction of liabilities to creditors of Sterling Capital as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities and Common Securities in liquidation of Sterling Capital. The ability of the Company to dissolve Sterling Capital may be subject to prior regulatory approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. See "Description of Capital
Securities -- Liquidation Distribution Upon Dissolution."

     Under current United States federal income tax law and interpretations and assuming, as expected, that Sterling Capital will not be taxable as a corporation, a distribution of the Junior Subordinated Debentures upon a liquidation of Sterling Capital will not be a taxable event to holders of the Capital Securities. However, if a Tax Event were to occur that would cause Sterling Capital to be subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, a distribution of the Junior Subordinated Debentures by Sterling Capital would be a taxable event to Sterling Capital and the holders of the Capital Securities. See "Certain Federal Income Tax Consequences -- US Holders -- Receipt of Junior Subordinated Debentures or Cash upon Liquidation of Sterling Capital."

RIGHTS UNDER THE GUARANTEE

     Bankers Trust Company will act as the trustee under the Guarantee and will hold the Guarantee for the benefit of the holders of the Capital Securities. Bankers Trust Company will also act as Debenture Trustee for the Junior Subordinated Debentures and as Property Trustee under the Trust Agreement. Bankers Trust (Delaware) will act as Delaware Trustee under the Trust Agreement. Under the Guarantee, the Company guarantees the holders of the Capital Securities the following payments, to the extent not paid by or on behalf of Sterling Capital: (i) any accumulated and unpaid Distributions required to be paid on the Capital Securities, to the extent that Sterling Capital has funds on hand available therefor at the payment date, (ii) the Redemption Price with respect to any Capital Securities called for redemption, to the extent that Sterling Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of Sterling Capital (unless the Junior Subordinated Debentures are distributed to holders of the Capital Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that Sterling Capital has funds on hand available therefor at such time, and (b) the amount of assets of Sterling Capital remaining available for distribution to holders of the Capital Securities on liquidation of Sterling Capital. The Guarantee is subordinated as described under "-- Ranking of Subordinated Obligations Under the Guarantee and the Junior Subordinated Debentures" and "Description of Guarantee -- Status of the Guarantee." The holders of not less than a majority in aggregate Liquidation Amount of the outstanding Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Capital Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against Sterling Capital, the Guarantee Trustee or any other person or entity.

     If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, Sterling Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Capital Securities or otherwise, and, in such event, holders of the Capital Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, if a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay any amounts payable in respect of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Capital Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of any amounts payable in respect of such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Capital Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Junior Subordinated Indenture to the extent of any payment made by the Company to such holder of Capital Securities in the Direct Action. Except as described herein, holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of Junior Subordinated
Debentures -- Debenture Events of Default," "Description of Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Capital Securities" and "Description of Guarantee." The Trust Agreement provides that each holder of Capital Securities by acceptance thereof agrees to the provisions of the Guarantee and the Junior Subordinated Indenture.

LIMITED VOTING RIGHTS

     Holders of Capital Securities will have limited voting rights relating generally to the modification of the Capital Securities and the Guarantee and the exercise of Sterling Capital's rights as holder of Junior Subordinated Debentures. Holders of Capital Securities will not be entitled to appoint, remove or replace the Property Trustee or the Delaware Trustee except upon the occurrence of certain events specified in the Trust Agreement. The Property Trustee and the holders of all the Common Securities may, subject to certain conditions, amend the Trust Agreement without the consent of holders of Capital Securities to cure any ambiguity or make other provisions not inconsistent with the Trust Agreement or to ensure that Sterling Capital (i) will not be taxable as a corporation for United States federal income tax purposes, or (ii) will not be required to register as an "investment company" under the Investment Company Act. See "Description of Capital Securities -- Removal of Sterling Capital Trustees; Appointment of Successors" and "Description of Capital
Securities -- Voting Rights; Amendment of Trust Agreement."

ABSENCE OF EXISTING PUBLIC MARKET; MARKET PRICES

     There is no existing market for the Capital Securities. The Capital Securities have been approved for listing on the Nasdaq National Market. There can be no assurance that an active and liquid trading market for the Capital Securities will develop or that the Capital Securities will continue to qualify for listing on the Nasdaq National Market. Although each Underwriter has informed Sterling Capital and the Company that such Underwriter intends to make a market in the Capital Securities offered hereby, the Underwriters are not obligated to do so and any such market making activity may be terminated at any time without notice to the holders of the Capital Securities. Future trading prices of the Capital Securities will depend on many factors including, among other things, prevailing interest rates, the operating results and financial condition of the Company, and the market for similar securities. There can be no assurance as to the market prices for the

Capital Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Capital Securities if the holders of all the Common Securities exercise their right to dissolve Sterling Capital. Accordingly, the Capital Securities that an investor may purchase, or the Junior Subordinated Debentures that a holder of the Capital Securities may receive in liquidation of Sterling Capital, may decline in value from the price that the investor paid to purchase the Capital Securities offered hereby.

FOCUS ON COMMUNITY BANKING

     In recent years, the Company has focused its efforts on becoming more like a community retail bank. The Company is increasing its business banking, consumer and construction lending while placing an increased emphasis on attracting greater volumes of retail deposits. Business banking, consumer and construction loans generally produce higher yields than residential mortgage loans. Such loans, however, generally involve a higher degree of risk than the financing of residential real estate, primarily because the collateral may be difficult to obtain or liquidate in the event of default. Construction lending is subject to risks such as construction delays, cost overruns, insufficient collateral and the inability to obtain permanent financing in a timely manner. Business banking and construction loans are more expensive to originate than residential mortgage loans. As a result, the Company's operating expenses are likely to increase as the Company increases its lending in these areas. Additionally, the Company is likely to experience higher levels of loan losses than it would on residential mortgage loans. There can be no assurance that the Company's emphasis on community banking will be successful or that any increase in the yields on business banking, consumer and construction loans will offset higher levels of expense and losses on such loans.

LOAN PORTFOLIO CONCENTRATION IN CONSTRUCTION LOANS

     At March 31, 1997, approximately 16% of Sterling Savings' total loan portfolio consisted of one- to four-family residential construction loans, approximately 72% of which were for properties that were not custom built or pre-sold. Further, approximately 80% of Sterling Savings' one- to four-family residential construction loan portfolio was concentrated in the Portland, Oregon market which is served by one loan production office. A reduction in the demand for residential housing could have a negative impact on Sterling Savings and therefore on the Company. In addition, at March 31, 1997, another 9% of Sterling Savings' loan portfolio consisted of multifamily residential construction and commercial property construction loans.

ALLOWANCE FOR LOAN LOSSES

     Inability of borrowers to repay loans can erode earnings and capital of financial institutions. Like all financial institutions, Sterling Savings maintains an allowance for loan losses to provide for loan defaults and nonperformance. The allowance is based on prior experience with loan losses, as well as an evaluation of the risks in the current portfolio, and is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond management's control, and such losses may exceed current estimates. At March 31, 1997, Sterling Savings had nonperforming loans of $2.7 million and an allowance for loan losses of $8.0 million or 0.74% of total loans and 297% of nonperforming loans. There can be no assurance that Sterling Savings' allowance for loan losses will be adequate to cover actual losses. Future provisions for loan losses could materially and adversely affect results of operations of the Company.

ECONOMIC CONDITIONS AND IMPACT OF INTEREST RATES

     Results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The profitability of the Company is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities, including advances from the Federal Home Loan Bank of Seattle ("FHLB"). A decrease in interest rate spreads would have a negative effect on the net interest income and profitability of the Company, and there can be no assurance that this spread will not decrease. Although economic conditions in the market area of the Company have been generally stronger than those in many other regions of the country, there can be no assurance that such conditions will continue to prevail.

Moreover, substantially all of the loans of the Company are to individuals and businesses in the Pacific Northwest, and any decline in the economy of this market area could have an adverse impact on the Company.

     Currently, the Company's interest-bearing liabilities, consisting primarily of savings deposits, FHLB advances and other borrowings, mature or reprice more rapidly, or on different terms, than do its interest-earning assets. The fact that liabilities mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates; however, such an asset/liability structure may result in declining net interest income during periods of rising interest rates. Additionally, the extent to which borrowers prepay loans is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay loans; whereas when interest rates decrease, borrowers are more likely to prepay loans. Prepayments may affect the levels of loans retained in an institution's portfolio, as well as its net interest income.

GROWTH AND ACQUISITION STRATEGIES

     The Company has pursued and intends to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk levels and terms without proportionate increases in non-interest expenses. There can be no assurance that the Company will be successful in implementing its internal growth strategy. In addition, the Company has grown and may seek to grow by acquiring other financial institutions. Any acquisitions will be subject to regulatory approval, and there can be no assurance that the Company will be able to obtain such approvals. The Company may not be successful in identifying further acquisition candidates, integrating acquired institutions or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions in the Company's market area is highly competitive, and the Company may not be able to acquire other institutions on attractive terms. Furthermore, the success of the growth strategy of the Company will depend on maintaining sufficient regulatory capital levels and on continued favorable economic conditions in the Pacific Northwest.

NEED FOR TECHNOLOGICAL CHANGE

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in Sterling Savings' operations. Many of Sterling Savings' competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

COMPETITIVE BANKING ENVIRONMENT

     The banking business in the Pacific Northwest is highly competitive. The Company competes for loans and deposits with local, regional and national commercial banks, savings banks, savings and loan associations, finance companies, money market funds, brokerage houses, credit unions and nonfinancial institutions, many of which have substantially greater financial resources than the Company. Interstate banking is permitted in Washington. After a phase-in period ending July 1, 1997, full state-wide branch banking will be permitted. As a result, management believes that the Company may experience greater competition in its market area.

                                USE OF PROCEEDS

     All the proceeds to Sterling Capital from the sale of the Capital Securities will be invested by Sterling Capital in the Junior Subordinated Debentures. The net proceeds to the Company from the sale of Junior Subordinated Debentures are estimated to be $38.2 million. The Company initially intends to contribute approximately $25.0 million of the net proceeds of the offering to Sterling Savings to enhance Sterling Savings' regulatory capital ratios. The remaining net proceeds to be received by the Company from the sale of the Junior Subordinated Debentures will be used for general corporate purposes, which may include the repayment of indebtedness of the Company, investments in or extensions of credit to subsidiaries, the possible redemption of the Company's outstanding $1.8125 Series A Cumulative Convertible Preferred Stock and the financing of possible acquisitions. The decision to call such Cumulative Convertible Preferred Stock for redemption will depend on several factors including the market price of the Company's Common Stock and the likelihood that holders of the Cumulative Convertible Preferred Stock will exercise their option to convert their interest into shares of the Company's Common Stock rather than accept cash redemption. Pending such uses, the net proceeds may be temporarily invested in short- and intermediate-term investment-grade obligations or deposited in interest-bearing accounts with Sterling Savings or other institutions. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and its subsidiaries and the availability of other funds.

     Although the Company, as a savings and loan holding company, is not subject to the Federal Reserve capital requirements for bank holding companies, it is possible that in the future it could become subject to such requirements as a result of the acquisition of a bank, a change in applicable regulations or the Company otherwise becoming subject to Federal Reserve capital requirements. On October 21, 1996, the Federal Reserve announced that certain qualifying amounts of cumulative preferred securities having the characteristics of the Capital Securities could be included as Tier 1 capital for bank holding companies. Such Tier 1 capital treatment, together with the Company's ability to deduct, for income tax purposes, interest payable on the Junior Subordinated Debentures provides the Company with a more cost-effective means of obtaining capital for regulatory purposes than if the Company were to issue preferred stock.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, Sterling Capital will be treated as a subsidiary of the Company and, accordingly, the accounts of Sterling Capital will be included in the consolidated financial statements of the Company. The Capital Securities will be included in the consolidated balance sheets of the Company under the caption "Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures" and appropriate disclosures about the Capital Securities, the Guarantee and the Junior Subordinated Debentures will be included in the Notes to the Consolidated Financial Statements of the Company. For financial reporting purposes, Distributions on the Capital Securities will be recorded as interest expense in the consolidated statements of income of the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization (including deposits) of the Company at March 31, 1997 and as adjusted to give effect to the issuance of the Capital Securities by Sterling Capital in this offering and the application of the net proceeds therefrom.

                                                                             MARCH 31, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Deposits..............................................................  $935,590      $ 935,590
                                                                        ========       ========
Borrowings:
  Advances from FHLB..................................................  $279,736      $ 279,736
  Securities sold subject to repurchase agreements and Federal Funds
     purchased........................................................   195,884        195,884
  Notes payable.......................................................    15,000         15,000
  Subordinated notes payable..........................................    17,240         17,240
  Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated
     Debentures(1)....................................................        --         40,000
                                                                        --------       --------
          Total borrowings............................................  $507,860      $ 547,860
                                                                        ========       ========
Shareholders' equity:
  Preferred Stock, $1 par value; 10,000,000 shares authorized;
     1,040,000 shares issued and outstanding..........................  $  1,040      $   1,040
  Common Stock, $1 par value; 20,000,000 shares authorized; 5,543,007
     shares issued and outstanding....................................     5,543          5,543
  Additional paid-in capital..........................................    70,474         70,474
  Unrealized loss on investments and mortgage-backed securities
     available-for-sale (net of deferred income tax benefits).........   (10,224)       (10,224)
  Retained earnings...................................................    20,002         20,002
                                                                        --------       --------
          Total shareholders' equity..................................  $ 86,835      $  86,835
                                                                        ========       ========
Regulatory capital ratios of Sterling Savings(2):
  Tangible capital....................................................      6.71%          8.19%
  Core capital........................................................      6.71           8.19
  Risk-based capital..................................................     11.62          13.88

---------------

(1) The subsidiary trust is Sterling Capital, a wholly owned subsidiary of the Company that will hold approximately $41.2 million principal amount of Junior Subordinated Debentures issued by the Company to Sterling Capital as its sole asset. The Capital Securities are issued by Sterling Capital. See "Description of Junior Subordinated Debentures." The Company owns all of the Common Securities of Sterling Capital.

(2) Although the Company, as a savings and loan holding company, is not subject to the Federal Reserve capital requirements for bank holding companies, the Capital Securities have been structured to qualify as Tier 1 capital, subject to certain limitations if the Company were to become regulated as a bank holding company. At March 31, 1997, approximately $29.0 million of the Capital Securities would have qualified as Tier 1 Capital, if the Company's outstanding Cumulative Convertible Preferred Stock had been converted into Common Stock of the Company at that date. There can be no assurance that the Company's Cumulative Convertible Preferred Stock will be converted into Common Stock and, if it is not so converted, the amount of the Capital Securities that would qualify as Tier 1 Capital would be significantly less than $29 million. The "as adjusted" ratios are based upon initial contribution by the Company of approximately $25.0 million of the net proceeds of this offering to Sterling Savings and assume the investment of such amount of net proceeds in assets with 100% risk weighting under the risk-based capital rules of the OTS. See "Use of Proceeds."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                   NAME             AGE                         POSITION
        --------------------------  ---     -------------------------------------------------
        Harold B. Gilkey            57      Chairman of the Board, Chief Executive Officer
                                            and Director
        William W. Zuppe            55      President, Chief Operating Officer and Director
        Ned. M. Barnes              60      Secretary and Director
        Rodney W. Barnett           53      Director
        James P. Fugate             63      Director
        Robert D. Larrabee          61      Director
        Robert E. Meyers            71      Director
        David O. Wallace            59      Director
        David P. Bobbitt            49      Senior Vice President-Community Banking of
                                            Sterling Savings
        Daniel G. Byrne             43      Senior Vice President-Finance and Chief Financial
                                            Officer
        Stephen L. Page             48      Senior Vice President-Credit Management of
                                            Sterling Savings
        Heidi B. Stanley            40      Senior Vice President-Corporate Administration of
                                            Sterling Savings
        John M. Harlow              54      Vice President of Sterling Savings
        Stanton C. Parrish          46      Vice President of Sterling Savings
        Thomas F. Sackmann          45      Vice President of Sterling Savings

     Harold B. Gilkey, 57, has served as Chairman of the Board and Chief Executive Officer of the Company since its inception and as Chairman of the Board and Chief Executive Officer of Sterling Savings since 1981. Mr. Gilkey co-founded Sterling Savings in 1981. Additionally, he is Chairman of the Board of INTERVEST, Action Mortgage and Harbor Financial, subsidiaries of Sterling Savings. Mr. Gilkey brought to the Company over 19 years of commercial and mortgage banking experience. He served as President of Bancshares Mortgage Company of Spokane, Washington, an institution servicing $500 million in mortgage loans, and as Senior Vice President of Old National Bank of Spokane, Washington, a $1.6 billion commercial bank. Prior to this, Mr. Gilkey was employed by Bank of America for twelve years, holding various management positions with responsibilities for equipment finance and leasing, personnel and training, and branch operations. Mr. Gilkey is a past Director of the Washington Savings League and a member of the Savings Association Insurance Fund Industry Advisory Committee, an advisory committee of the FDIC. Mr. Gilkey received his degree in Business Administration from the University of Montana in 1962 and his Master of Business Administration degree from the University of Southern California in 1970. His term expires in 1999.

     William W. Zuppe, 55, has served as Director, President and Chief Operating Officer of the Company since its inception and as Director, President and Chief Operating Officer of Sterling Savings since 1981. Mr. Zuppe co-founded Sterling Savings in 1981. Mr. Zuppe is also Vice President and serves as a Director of INTERVEST, Action Mortgage and Harbor Financial. Mr. Zuppe brought to the Company 18 years of mortgage banking experience as Vice President of Bancshares Mortgage Company and Manager of Loan Administration of Sherwood & Roberts, Inc. of Walla Walla, Washington, a mortgage-banking company which serviced in excess of $500 million in mortgage loans. Mr. Zuppe is a member of the Washington Savings League Board of Directors and its Legislative/Regulatory Committee. His term expires in the year 2000.

     Ned M. Barnes, 60, has served as Secretary and a Director of the Company since its inception and as Secretary of Sterling Savings since 1981 and a Director since 1983. Mr. Barnes is also Secretary and serves as a Director of INTERVEST and Action Mortgage and serves as a Director of Harbor Financial. Mr. Barnes is a Principal in the law firm of Witherspoon, Kelley, Davenport & Toole, P.S. of Spokane, Washington, which he joined in 1965. Mr. Barnes' law practice emphasizes the areas of real estate and corporate law. Mr. Barnes graduated from the University of Minnesota in 1958, earning a degree in Business Administration. He received his Juris Doctorate degree from the University of Washington in 1961. His term expires in 1998.

     Rodney W. Barnett, 53, has served as a Director of the Company since its inception and as a Director of Sterling Savings since 1981. He is a Principal and General Manager of Carr Sales Company, an electrical supply firm in Spokane, Washington. Mr. Barnett is also a past Director of the National Association of Electrical Distributors and is a past Chairman of the Inland Empire Chapter of that Association. His term expires in the year 2000.

     James P. Fugate, 63, has served as a Director of the Company since its inception and as a Director of Sterling Savings since 1989. He is the Superintendent of Auburn School District No. 408 and a member of the Auburn Economic Development Council. Mr. Fugate is a former Director of Central Evergreen Savings & Loan Association. His term expires in 1998.

     Robert D. Larrabee, 61, has served as a Director of the Company since its inception and as a Director of the Company since 1983. Mr. Larrabee is the former owner of Merchant Funeral Home in Clarkston, Washington. He is also a former Director of Laurentian Capital Corporation, a former Director of Lewis and Clark Savings & Loan Association and a past President of the Board of Regents of the University of Washington. His term expires in 1998.

     Robert E. Meyers, 71, has served as a Director of the Company since its inception and as a Director of Sterling Savings since 1983. He is a retired dentist from Clarkston, Washington. Dr. Meyers is a former Director of Lewis and Clark Savings & Loan Association. His term expires in 1999.

     David O. Wallace, 59, has served as a Director of the Company since its inception and as a Director of Sterling Savings since 1981. He is the owner of Startup Business Planning. Mr. Wallace is a Past Chairman of the Citizens Advisory Council for School District No. 81 in Spokane, Washington. His term expires in the year 2000.

     David P. Bobbitt, 49, serves as Senior Vice President-Community Banking of Sterling Savings. He joined Sterling Savings in March of 1996. Before joining Sterling Savings, Mr. Bobbitt was with West One Bank for 26 years and held various management positions. Most recently, he was in charge of retail banking for West One Bank's Idaho Division. He is Past President of the Idaho Bankers Association, and serves as a Director of the Pacific Coast Banking School and of the Idaho Association of Commerce and Industry. He is an Advisory Director of the College of Business & Economics at the University of Idaho. He is a member of the Idaho Bankers Association Executive Council and the American Bankers Association Government Relations Council. Mr. Bobbitt is a graduate of North Idaho College, the Pacific Coast Banking School and Harvard University's Advanced Management Program.

     Daniel G. Byrne, 43, has served as Senior Vice President-Finance, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since its inception and joined Sterling Savings in 1983. Mr. Byrne is also the Assistant Secretary and Treasurer of INTERVEST and Action Mortgage and the Secretary and Treasurer of Harbor Financial. Before joining the Company, Mr. Byrne was on the staff of the accounting firm of Coopers & Lybrand in Spokane, Washington. Mr. Byrne is a certified public accountant and graduated from Gonzaga University in 1977.

     Stephen L. Page, 48, serves as Senior Vice President-Credit Management of Sterling Savings. He joined Sterling Savings in 1983. Prior to 1983, Mr. Page was employed by Kiemle and Hagood Company of Spokane, Washington as a Property Management Leasing Officer. Mr. Page graduated from the University of Utah in 1970 and received a Master of Business Administration degree from the University of New Mexico in 1973.

     Heidi B. Stanley, 40, serves as Senior Vice President-Corporate Administration of Sterling Savings. She joined Sterling Savings in 1985. Ms. Stanley was formerly employed as a national college recruiter by IBM in San Francisco, California, and Tucson, Arizona. Ms. Stanley graduated from Washington State University in 1979 with a degree in Business Administration.

     John M. Harlow, 54, serves as Vice President of Sterling Savings and President and Director of INTERVEST. He joined Sterling Savings in 1987. Mr. Harlow was formerly the President of the Mortgage Banking Division of Moore Financial Services of Portland, Oregon, a mortgage-banking subsidiary of West One Bancorp, and Senior Vice President of Income Property Lending for Bancshares Mortgage Company of Spokane, Washington. Mr. Harlow was also a Vice President/Regional Manager for I.D.S. Mortgage Company in Northern California. He graduated from the University of Illinois in 1965 and is a Certified Mortgage Banker.

     Stanton C. Parrish, 46, serves as Vice President of Sterling Savings and President and Director of Harbor Financial. He joined Sterling Savings in 1983. Prior to 1983, Mr. Parrish was employed by Western Savings Association of Portland, Oregon. Mr. Parrish is a 1972 graduate of Washington State University.

     Thomas F. Sackmann, 45, serves as Vice President of Sterling Savings and President and Director of Action Mortgage. He joined Sterling Savings in 1988. Mr. Sackmann was formerly Executive Vice President and Chief Operating Officer of Moore Financial Services of Boise, Idaho, a mortgage-banking subsidiary of West One Bancorp, and was responsible for residential lending. Mr. Sackmann is a 1973 graduate of Linfield College and a 1976 graduate of the University of Washington School of Law.

                       DESCRIPTION OF CAPITAL SECURITIES

     Pursuant to the terms of the Trust Agreement for Sterling Capital, the Sterling Capital Trustees on behalf of Sterling Capital will issue the Capital Securities and the Common Securities. The Capital Securities will represent preferred undivided beneficial interests in the assets of Sterling Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. This summary of certain provisions of the Capital Securities and the Trust Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms. Wherever particular defined terms of the Trust Agreement are referred to herein, such defined terms are incorporated herein by reference. A copy of the form of the Trust Agreement is available upon request from the Sterling Capital Trustees.

GENERAL

     The Capital Securities will be limited to $40,000,000 aggregate Liquidation Amount outstanding. The Capital Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities except as described under "-- Subordination of Common Securities." The Junior Subordinated Debentures will be registered in the name of Sterling Capital and held by the Property Trustee in trust for the benefit of the holders of the Capital Securities and Common Securities. The Guarantee will be a guarantee on a subordinated basis with respect to the Capital Securities but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Capital Securities when Sterling Capital does not have funds on hand available to make such payments. See "Description of Guarantee."

DISTRIBUTIONS

     Payment of Distributions. The Capital Securities represent preferred undivided beneficial interests in the assets of Sterling Capital, and Distributions on each Capital Security will be payable at the annual rate of 9.50% of the stated Liquidation Amount of $25, payable quarterly in arrears on September 30, December 31, March 31 and June 30 of each year (each a "Distribution Date"), to the holders of the Capital Securities at the close of business on September 15, December 15, March 15 and June 15 (whether or not a Business Day (as defined below)) next preceding the relevant Distribution Date. The amount of each Distribution due with respect to the Capital Securities will include amounts accrued through the date the Distribution is due. Distributions on the Capital Securities will be cumulative. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Capital Securities will be September 30, 1997. The amount of Distributions payable for any period less than a full Distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period.

Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. If any date on which Distributions are payable on the Capital Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (without any additional Distributions or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable.

     The funds of Sterling Capital available for distribution to holders of the Capital Securities will be limited to payments under the Junior Subordinated Debentures in which Sterling Capital will invest the proceeds from the issuance and sale of the Capital Securities. See "Description of Junior Subordinated Debentures." If the Company does not make payments on the Junior Subordinated Debentures, Sterling Capital may not have funds available to pay Distributions or other amounts payable on the Capital Securities. The payment of Distributions and other amounts payable on the Capital Securities (if and to the extent Sterling Capital has funds legally available for and cash sufficient to make such payments) is guaranteed by the Company on a limited basis as set forth herein under "Description of Guarantee."

     Extension Period. So long as no Debenture Event of Default has occurred and is continuing, the Company has the right under the Junior Subordinated Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Capital Securities by Sterling Capital will be deferred during any such Extension Period. Distributions to which holders of the Capital Securities are entitled will accumulate additional Distributions thereon at the rate of 9.50% per annum, compounded quarterly from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Company may not
(i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,
(b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Debenture Event of Default has occurred and is continuing and provided further that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Sterling Capital Trustees notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Capital Securities would have been payable but for the election to begin such Extension

Period and (ii) the date the Property Trustee is required to give notice to holders of the Capital Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Capital Securities. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of Junior Subordinated Debentures -- Option To Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- US Holders -- Interest Income and Original Issue Discount."

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

REDEMPTION

     Mandatory Redemption of Capital Securities. Upon the repayment or redemption, in whole or in part, of the Junior Subordinated Debentures, whether at maturity or upon earlier redemption as provided in the Junior Subordinated Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Capital Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Capital Securities plus accumulated but unpaid Distributions thereon to but excluding the date of redemption (the "Redemption Date"). See "Description of Junior Subordinated Debentures -- Redemption." If less than all the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the Capital Securities and the Common Securities.

     Optional Redemption of Junior Subordinated Debentures. The Company has the right to redeem the Junior Subordinated Debentures (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined below), provided that none of the Company's 8.75% Subordinated Notes Due January 31, 2000 remain outstanding at the time of any redemption pursuant to clause (ii), in each case subject to possible regulatory approval. See "-- Liquidation Distribution Upon Dissolution." A redemption of the Junior Subordinated Debentures would cause a mandatory redemption of a Like Amount of the Capital Securities and Common Securities at the Redemption Price.

     Payment of Additional Sums. If a Tax Event described in clause (i) or (iii) of the definition of Tax Event above has occurred and is continuing and Sterling Capital is the holder of all the Junior Subordinated Debentures, the Company will pay Additional Sums (as defined below), if any, on the Junior Subordinated Debentures.

DEFINITIONS

     "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by Sterling Capital on the outstanding Capital Securities and Common Securities of Sterling Capital will not be reduced as a result of any additional taxes, duties and other governmental charges to which Sterling Capital has become subject as a result of a Tax Event.

     "Business Day" means a day other than (a) a Saturday or Sunday, (b) a day on which banking institutions in the City of New York or the City of Spokane are authorized or required by law or executive order to remain closed, or (c) a day on which the Property Trustee's Corporate Trust Office or the Corporate Trust Office of the Debenture Trustee is closed for business.

     "Capital Treatment Event" means the reasonable determination by the Company that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the Liquidation Amount of the Capital

Securities as Tier 1 Capital (or the then equivalent thereof) for purposes of the risk-based capital adequacy guidelines of the Board of Governors of the Federal Reserve System, as then in effect, provided, however, that it shall not be deemed to be a Capital Treatment Event if the Company is not entitled to treat the aggregate amount of the Liquidation Amount of such Capital Securities as Tier 1 Capital due to the restriction imposed by the Federal Reserve that no more than 25% of Tier 1 Capital can consist of perpetual preferred stock.

     "Investment Company Event" means the receipt by Sterling Capital of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that Sterling Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Capital Securities.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Junior Subordinated Indenture, allocated to the Common Securities and to the Capital Securities based upon the relative Liquidation Amounts of such classes, the proceeds of which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of Sterling Capital, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed.

     "Liquidation Amount" means the stated amount of $25 per Trust Security.

     "Tax Event" means the receipt by Sterling Capital of an opinion of counsel to the Company experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that (i) Sterling Capital is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the delivery of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) Sterling Capital is, or will be within 90 days of the delivery of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

REDEMPTION PROCEDURES

     Capital Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Capital Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that Sterling Capital has funds on hand available for the payment of such Redemption Price. See also "-- Subordination of Common Securities."

     If Sterling Capital gives a notice of redemption in respect of the Capital Securities, then, by 12:00 noon, New York City time, on the Redemption Date, to the extent funds are available, in the case of Capital Securities held in book-entry form, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the Capital Securities. With respect to Capital Securities not held in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the Capital Securities funds sufficient to pay the applicable Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing the Capital Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Capital Securities called for redemption shall be payable to the holders of the Capital Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit all rights of the holders of such Capital Securities so called for redemption will cease, except the right of the holders of such Capital Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Capital Securities will cease to be outstanding. If any date fixed for redemption of Capital Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Capital Securities called for redemption is improperly withheld or refused and not paid either by Sterling Capital or by the Company pursuant to the Guarantee as described under "Description of Guarantee," Distributions on such Capital Securities will continue to accumulate at the then applicable rate, from the Redemption Date originally established by Sterling Capital for such Capital Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

     Subject to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may at any time and from time to time purchase outstanding Capital Securities by tender, in the open market or by private agreement, and may resell such securities.

     If less than all the Capital Securities and Common Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Capital Securities and Common Securities to be redeemed shall be allocated pro rata to the Capital Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Capital Securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Capital Securities not previously called for redemption, or if the Capital Securities are then held in the form of a Global Preferred Security (as defined below), in accordance with DTC's customary procedures. The Property Trustee shall promptly notify the securities registrar for the Trust Securities in writing of the Capital Securities selected for redemption and, in the case of any Capital Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Capital Securities shall relate, in the case of any Capital Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of Capital Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each registered holder of Capital Securities to be redeemed at its address appearing on the securities register for the Trust Securities. Unless the Company defaults in payment of the Redemption Price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof (and, unless payment of the Redemption Price in respect of the Capital Securities is withheld or refused and not paid either by Sterling Capital or the Company pursuant to the Guarantee, Distributions will cease to accumulate on the Capital Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

     Payment of Distributions on, and the Redemption Price of, and the Liquidation Distribution in respect of, the Capital Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of such Capital Securities and Common Securities. However, if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, no payment of any Distribution on, or Redemption Price of, or Liquidation Distribution in respect of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such

Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all the outstanding Capital Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all the outstanding Capital Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Capital Securities then due and payable.

     In the case of any Event of Default (as defined below) resulting from a Debenture Event of Default, the holders of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effects of all such Events of Default with respect to such Capital Securities have been cured, waived or otherwise eliminated. See "-- Events of Default; Notice" and "Description of Junior Subordinated Debentures -- Debenture Events of Default." Until all such Events of Default under the Trust Agreement with respect to the Capital Securities have been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Capital Securities and not on behalf of the holders of the Common Securities, and only the holders of the Capital Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     The amount payable on the Capital Securities in the event of any liquidation of Sterling Capital is $25 per Capital Security plus accumulated and unpaid Distributions, subject to certain exceptions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures.

     The holders of all the outstanding Common Securities will have the right at any time to dissolve Sterling Capital and, after satisfaction of liabilities to creditors of Sterling Capital as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Capital Securities and Common Securities in liquidation of Sterling Capital.

     The Federal Reserve's risk-based capital guidelines currently provide that redemptions of permanent equity or other capital instruments before stated maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (unless the equity or capital instrument were redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve considers the organization's capital position to be fully adequate after the redemption).

     In the event the Company, while a holder of Common Securities, dissolves Sterling Capital prior to the Stated Maturity of the Capital Securities and the dissolution of Sterling Capital is deemed to constitute the redemption of capital instruments by the Federal Reserve under its risk-based capital guidelines or policies, the dissolution of Sterling Capital by the Company may be subject to the prior approval of the Federal Reserve. Moreover, any changes in applicable law or changes in the Federal Reserve's risk-based capital guidelines or policies could impose a requirement on the Company that it obtain the prior approval of the Federal Reserve to dissolve Sterling Capital.

     Pursuant to the Trust Agreement, Sterling Capital will automatically dissolve upon expiration of its term or, if earlier, will dissolve on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of the Company or the holder of the Common Securities, (ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of the Trust Securities, if the holders of Common Securities have given written direction to the Property Trustee to dissolve Sterling Capital (which direction, subject to the foregoing restrictions, is optional and wholly within the discretion of the holders of Common Securities), (iii) the repayment of all the Capital Securities in connection with the redemption of all the Trust Securities as described under "-- Redemption" and (iv) the entry of an order for the dissolution of Sterling Capital by a court of competent jurisdiction.

     If dissolution of Sterling Capital occurs as described in clause (i), (ii) or (iv) above, Sterling Capital will be liquidated by the Property Trustee as expeditiously as the Property Trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of Sterling Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is not practical, in which event such holders will be entitled to receive out of the assets of Sterling Capital available for distribution to holders, after satisfaction of liabilities to creditors of Sterling Capital as provided by applicable law, an amount equal to, in the case of holders of Capital Securities, the aggregate of the Liquidation Amount plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because Sterling Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by Sterling Capital on the Capital Securities shall be paid on a pro rata basis. The holders of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Capital Securities, except that if a Debenture Event of Default has occurred and is continuing as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the Capital Securities shall have a priority over the Common Securities. See "-- Subordination of Common Securities."

     After the liquidation date fixed for any distribution of Junior Subordinated Debentures (i) the Capital Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the registered holder of Capital Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Capital Securities held by DTC or its nominee and
(iii) any certificates representing the Capital Securities not held by DTC or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of the Capital Securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on the Capital Securities until such certificates are presented to the security registrar for the Trust Securities for transfer or reissuance.

     If the Company does not redeem the Junior Subordinated Debentures prior to maturity and Sterling Capital is not liquidated and the Junior Subordinated Debentures are not distributed to holders of the Capital Securities, the Capital Securities will remain outstanding until the repayment of the Junior Subordinated Debentures and the distribution of the Liquidation Distribution to the holders of the Capital Securities.

     There can be no assurance as to the market prices for the Capital Securities or the Junior Subordinated Debentures that may be distributed in exchange for Capital Securities if a dissolution and liquidation of Sterling Capital were to occur. Accordingly, the Capital Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive on dissolution and liquidation of Sterling Capital, may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Capital Securities (whatever the reason for such Event of Default and whether it is voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of a Debenture Event of Default (see "Description of Junior Subordinated Debentures -- Debenture Events of Default"); or

          (ii) default by Sterling Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

          (iii) default by Sterling Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Sterling Capital Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or
     (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Sterling Capital Trustees and the Company by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Capital Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee or all or substantially all of its property if a successor Property Trustee has not been appointed within 90 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of Trust Securities and the Administrators, unless such Event of Default has been cured or waived. The Company, as Depositor, and the Administrators are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing as a result of any failure by the Company to pay any amounts in respect of the Junior Subordinated Debentures when due, the Capital Securities will have a preference over the Common Securities with respect to payments of any amounts in respect of the Capital Securities as described above. See "-- Subordination of Common Securities," "-- Liquidation Distribution Upon Dissolution" and "Description of Junior Subordinated Debentures -- Debenture Events of Default."

REMOVAL OF STERLING CAPITAL TRUSTEES; APPOINTMENT OF SUCCESSORS

     The holders of at least a majority in aggregate Liquidation Amount of the outstanding Capital Securities may remove a Sterling Capital Trustee for cause or, if a Debenture Event of Default has occurred and is continuing, with or without cause. If a Sterling Capital Trustee is removed by the holders of the outstanding Capital Securities, the successor may be appointed by the holders of at least 25% in Liquidation Amount of Capital Securities. If a Sterling Capital Trustee resigns, such Trustee will appoint its successor. If a Sterling Capital Trustee fails to appoint a successor, the holders of at least 25% in Liquidation Amount of the outstanding Capital Securities may appoint a successor. If a successor has not been appointed by the holders, any holder of Capital Securities or Common Securities or the other Sterling Capital Trustee may petition a court in the State of Delaware to appoint a successor. Any Delaware Trustee must meet the applicable requirements of Delaware law. Any Property Trustee must be a national or state-chartered bank, and at the time of appointment have securities rated in one of the three highest rating categories by a nationally recognized statistical rating organization and have capital and surplus of at least $50.0 million. No resignation or removal of a Sterling Capital Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

MERGER OR CONSOLIDATION OF STERLING CAPITAL TRUSTEES

     Any entity into which the Property Trustee or the Delaware Trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Sterling Capital Trustee is a party, or any entity succeeding to all or substantially all the corporate trust business of such Sterling Capital Trustee, will be the successor of such Sterling Capital Trustee under the Trust Agreement, provided such entity is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF STERLING CAPITAL

     Sterling Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any entity, except as described below or as otherwise set forth in the Trust Agreement. Sterling Capital may, at the request of the holders of the Common Securities and with the consent of the holders of at least a majority in aggregate Liquidation Amount of the outstanding Capital Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State, so long as (i) such successor entity either (a) expressly assumes all the obligations of Sterling Capital with respect to the Capital Securities or (b) substitutes for the Capital Securities other securities having substantially the same terms as the Capital Securities (the "Successor Securities") so long as the Successor Securities have the same priority as the Capital Securities with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) a trustee of such successor entity, possessing the same powers and duties as the Property Trustee, is appointed to hold the Junior Subordinated Debentures, (iii) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Capital Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, if then rated, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect, (v) such successor entity has a purpose substantially identical to that of Sterling Capital, (vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, Sterling Capital has received an opinion from independent counsel experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither Sterling Capital nor such successor entity will be required to register as an investment company under the Investment Company Act, and (vii) the Company or any permitted successor or assignee owns all the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, Sterling Capital may not, except with the consent of holders of 100% in aggregate Liquidation Amount of the Capital Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause Sterling Capital or the successor entity to be taxable as a corporation for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as provided below and under "-- Removal of Sterling Capital Trustees; Appointment of Successors" and "Description of Guarantee -- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Capital Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the holders of a majority of the Common Securities and the Property Trustee, without the consent of the holders of the Capital Securities, (i) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, provided that any such amendment does not adversely affect in any material respect the interests of any holder of Trust Securities, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as may be necessary to ensure that Sterling Capital will not be taxable as a corporation for United States federal income tax purposes at any time that any Trust Securities are outstanding or to ensure that Sterling Capital will not be required to register as an "investment company" under the Investment Company Act, and any amendments of the Trust Agreement will become effective when notice of such amendment is given to the holders of Trust Securities. The Trust Agreement may be amended by the holders of a majority of the Common Securities and the Property Trustee with (i) the consent of holders representing not less than a majority in aggregate Liquidation Amount of the outstanding Capital Securities and (ii) receipt by the Sterling Capital Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Sterling Capital Trustees in accordance with such amendment will not affect Sterling Capital's not being taxable as a corporation for United States federal income tax purposes or Sterling Capital's exemption from status as an "investment company" under the Investment Company Act, except that, without the consent of each holder of Trust Securities affected thereby, the Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     So long as any Junior Subordinated Debentures are held by Sterling Capital, the Property Trustee will not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or execute any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under Section 5.13 of the Junior Subordinated Indenture, (iii) exercise any right to rescind or annul a declaration that the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Junior Subordinated Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate Liquidation Amount of the outstanding Capital Securities, except that, if a consent under the Junior Subordinated Indenture would require the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Capital Securities. The Property Trustee may not revoke any action previously authorized or approved by a vote of the holders of the Capital Securities except by subsequent vote of the holders of the Capital Securities. The Property Trustee will notify each holder of Capital Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Capital Securities, before taking any of the foregoing actions, the Property Trustee will obtain an opinion of counsel experienced in such matters to the effect that Sterling Capital will not be taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of Capital Securities may be given at a meeting of holders of Capital Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Capital Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each registered holder of Capital Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of Capital Securities will be required to redeem and cancel Capital Securities in accordance with the Trust Agreement.

     Notwithstanding that holders of Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Capital Securities that are owned by the Company, the Sterling Capital Trustees or any affiliate of the Company or any Sterling Capital Trustees, will, for purposes of such vote or consent, be treated as if they were not outstanding.

EXPENSES AND TAXES

     In the Junior Subordinated Indenture, the Company, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Capital Securities) and all costs and expenses of Sterling Capital (including costs and expenses relating to the organization of Sterling Capital, the fees and expenses of the Trustees and the costs and expenses relating to the operation of Sterling Capital) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which Sterling Capital might become subject. The foregoing obligations of the Company under the Junior Subordinated Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company, and the Company has irrevocably waived any right or remedy to require that any such Creditor take any action against Sterling Capital or any other person before proceeding against the Company. The Company has also agreed in the Junior Subordinated Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY AND FORM

     The Capital Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole or in part for the Capital Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Capital Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

     So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Capital Securities represented by such global security for all purposes under the Junior Subordinated Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the Capital Securities in definitive form and will not be considered the owners or holders thereof under the Junior Subordinated Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Capital Securities under the Junior Subordinated Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Capital Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the respective holdings of each Participant to be redeemed.

     Distributions on the Capital Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Capital Securities. None of the Company, the Trustees, the Administrators, any Paying Agent or any other agent of the Company or the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such Capital Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its services as securities depository with respect to the Capital Securities at any time by giving reasonable notice to the Company or the Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Capital Securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Capital Securities represented by one or more global securities and, in such event, will issue Capital Securities in definitive form in exchange for all of the global securities representing such Capital Securities.

     DTC has advised the Company and Sterling Capital as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers (such as the Underwriters), banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Capital Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Capital Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrators. The Paying Agent will be permitted to resign as Paying Agent upon 30 days written notice to the Property Trustee and the Administrators. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrators) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

     The Property Trustee will act as registrar and transfer agent for the Capital Securities. Registration of transfers of Capital Securities will be effected without charge by or on behalf of Sterling Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. Sterling Capital will not be required to register or cause to be registered the transfer of the Capital Securities after the Capital Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. For information concerning the relationships between Bankers Trust Company, the Property Trustee, and the Company, see "Description of Junior Subordinated Debentures -- Information Concerning the Debenture Trustee."

MISCELLANEOUS

     The Administrators and the Property Trustee are authorized and directed to conduct the affairs of and to operate Sterling Capital in such a way that Sterling Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Property

Trustee and the holders of Common Securities are authorized to take any action, not inconsistent with applicable law, the certificate of trust of Sterling Capital or the Trust Agreement, that the Property Trustee and the holders of Common Securities determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Capital Securities. Holders of the Capital Securities have no preemptive or similar rights.

     Sterling Capital may not borrow money, issue debt or mortgage or pledge any of its assets.

GOVERNING LAW

     The Trust Agreement will be governed by and construed in accordance with the laws of the State of Delaware.

                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

     The Junior Subordinated Debentures are to be issued under the Junior Subordinated Indenture dated as of June 4, 1997, under which Bankers Trust Company is acting as Debenture Trustee. This summary of certain terms and provisions of the Junior Subordinated Debentures and the Junior Subordinated Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Junior Subordinated Indenture, including the definitions therein of certain terms. Whenever particular defined terms of the Junior Subordinated Indenture (as amended or supplemented from time to time) are referred to herein, such defined terms are incorporated herein by reference. A copy of the form of Junior Subordinated Indenture is available from the Debenture Trustee upon request.

GENERAL

     Concurrently with the issuance of the Capital Securities, Sterling Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will bear interest, accruing from the date of original issuance, at the annual rate of 9.50% of the principal amount thereof, payable quarterly in arrears on September 30, December 31, March 31 and June 30 of each year (each, an "Interest Payment Date"), commencing September 30, 1997, to the person in whose name each Junior Subordinated Debenture is registered at the close of business on September 15, December 15, March 15 and June 15 (whether or not a Business Day) next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of Sterling Capital, each Junior Subordinated Debenture will be registered in the name of Sterling Capital and held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of interest payable for any full interest period will be computed by dividing the rate per annum by four. If any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of 9.50%, compounded quarterly and computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by four. The term "interest" as used herein includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.

     The Junior Subordinated Debentures will mature on June 30, 2027, which date may be shortened (such date, as it may be shortened, the "Stated Maturity") to a date not earlier than June 30, 2002, if certain conditions are met, including the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event that the Company elects to shorten the Stated Maturity of the Junior Subordinated Debentures, it will give notice to the registered holders of the Junior Subordinated Debentures, the Property Trustee and the Indenture Trustee of such shortening no less than 90 days prior to the effectiveness thereof. The Property Trustee must give notice to the holders of the Trust Securities of the shortening of the Stated Maturity.

     The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of the Company. The Junior Subordinated Debentures will not be subject to a sinking fund. The Junior Subordinated Indenture does not limit the incurrence or issuance of other secured or unsecured debt by the Company, including Senior Indebtedness, whether under the Junior Subordinated Indenture or any existing or other indenture that the Company may enter into in the future or otherwise. See "-- Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     So long as no Debenture Event of Default has occurred and is continuing, the Company has the right at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During any such Extension Period the Company shall have the right to make partial payments of interest on any interest payment date. At the end of such Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of 9.50%, compounded quarterly and computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period, to the extent permitted by applicable law). The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by four. During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures (or holders of Capital Securities while outstanding) will be required to accrue income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- US Holders -- Interest Income and Original Issue Discount."

     During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock,
(c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholders rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Debenture Event of Default has occurred and is continuing and provided further that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above conditions. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Sterling Capital Trustees notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Capital Securities would have been payable but for the election to begin such Extension Period and (ii) the date the Property Trustee is required to give notice to holders of the Capital Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee will give notice of the Company's election to begin a new Extension Period to the holders of the Capital Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

REDEMPTION

     The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined under "Description of Capital Securities -- Redemption"), provided that none of the Company's 8.75% Subordinated Notes Due January 31, 2000 remain outstanding at the time of any redemption pursuant to clause (ii), in each case at the Redemption Price. The proceeds of any such redemption will be used by Sterling Capital to redeem the Capital Securities.

     The Federal Reserve's risk-based capital guidelines, which are subject to change, currently provide that redemptions of permanent equity or other capital instruments before Stated Maturity could have a significant impact on a bank holding company's overall capital structure and that any organization considering such a redemption should consult with the Federal Reserve before redeeming any equity or capital instrument prior to maturity if such redemption could have a material effect on the level or composition of the organization's capital base (unless the equity or capital instrument were redeemed with the proceeds of, or replaced by, a like amount of a similar or higher quality capital instrument and the Federal Reserve considers the organization's capital position to be fully adequate after the redemption).

     The redemption of the Junior Subordinated Debentures by the Company prior to their Stated Maturity would constitute the redemption of capital instruments under the Federal Reserve's current risk-based capital guidelines and may be subject to the prior approval of the Federal Reserve. The redemption of the Junior Subordinated Debentures also could be subject to the additional prior approval of the Federal Reserve under its current risk-based capital guidelines.

     The Redemption Price for Junior Subordinated Debentures is the outstanding principal amount of the Junior Subordinated Debentures plus accrued interest (including any Additional Interest or Additional Sums) thereon to but excluding the date fixed for redemption.

ADDITIONAL SUMS

     The Company has covenanted in the Junior Subordinated Indenture that, if and for so long as (i) Sterling Capital is the holder of all Junior Subordinated Debentures and (ii) Sterling Capital is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay as additional sums on the Junior Subordinated Debentures such amounts as may be required so that the Distributions payable by Sterling Capital will not be reduced as a result of any such additional taxes, duties or other governmental charges. See "Description of Capital Securities -- Redemption."

REGISTRATION, DENOMINATION AND TRANSFER

     The Junior Subordinated Debentures will initially be registered in the name of Sterling Capital. If the Junior Subordinated Debentures are distributed to holders of Capital Securities, it is anticipated that the depositary arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Capital Securities. See "Description of Capital Securities -- Book Entry, Delivery and Form."

     Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

     Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of the Capital Securities -- Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debenture Trustee in New York, New York or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1.0 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable.

     Junior Subordinated Debentures will be exchangeable for other Junior Subordinated Debentures of like tenor, of any authorized denominations, and of a like aggregate principal amount.

     Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the Junior Subordinated Debenture or at the office of any transfer agent designated by the Company for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the Junior Subordinated Indenture. The Company will appoint the Debenture Trustee as securities registrar under the Junior Subordinated Indenture. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

     In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the Junior Subordinated Debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

     Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS; CERTAIN COVENANTS OF THE COMPANY

     The Company has covenanted that it will not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal of or interest on or repay, repurchase or redeem any debt securities of the Company that rank pari passu in all respects with or junior in interest to the Junior Subordinated Debentures (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period or other event referred to below, (b) as a result of an exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock), if at such time (i) there has occurred any event (a) of which the Company has actual knowledge that with the giving of notice or the lapse of time, or both, would constitute a Debenture Event of Default and (b) that the Company has not taken reasonable steps to cure, (ii) if the Junior Subordinated Debentures are held by Sterling Capital, the Company is in default with respect to its payment of any obligations under the Guarantee or (iii) the Company has given notice of its election of an Extension Period as provided in the Junior Subordinated Indenture and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing.

     The Company has covenanted in the Junior Subordinated Indenture (i) to continue to hold, directly or indirectly, 100% of the Common Securities, provided that certain successors that are permitted pursuant to the Junior Subordinated Indenture may succeed to the Company's ownership of the Common Securities, (ii) as holder of the Common Securities, not to voluntarily terminate, windup or liquidate Sterling Capital, other than (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Capital Securities in liquidation of Sterling Capital or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause Sterling Capital to continue not to be taxable as a corporation for United States federal income tax purposes.

MODIFICATION OF JUNIOR SUBORDINATED INDENTURE

     From time to time, the Company and the Debenture Trustee may, without the consent of any of the holders of the outstanding Junior Subordinated Debentures, amend, waive or supplement the provisions of the Junior Subordinated Indenture to: (1) evidence succession of another corporation or association to the Company and the assumption by such person of the obligations of the Company under the Junior Subordinated Debentures, (2) add further covenants, restrictions or conditions for the protection of holders of the Junior Subordinated Debentures,
(3) cure ambiguities or correct the Junior Subordinated Debentures in the case of defects or inconsistencies in the provisions thereof, so long as any such cure or correction does not adversely affect the interest of the holders of the Junior Subordinated Debentures in any material respect, (4) change the terms of the Junior Subordinated Debentures to facilitate the issuance of the Junior Subordinated Debentures in certificated or other definitive form, (5) evidence or provide for the appointment of a successor Debenture Trustee, or (6) qualify, or maintain the qualification of, the Junior Subordinated Indentures under the Trust Indenture Act. The Junior Subordinated Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures, to modify the Junior Subordinated Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures, except that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture so affected, (i) change the Stated Maturity of the Junior Subordinated Debentures (except as described under "-- General"), or reduce the principal amount thereof, the rate of interest thereon, or change the place of payment where, or the currency in which, any such amount is payable or impair the right to institute suit for the enforcement of any Junior Subordinated Debenture or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Junior Subordinated Indenture. Furthermore, so long as any of the Capital Securities remain outstanding, no such modification may be made that adversely affects the holders of such Capital Securities in any material respect, and no termination of the Junior Subordinated Indenture may occur, and no waiver of any Debenture Event of Default or compliance with any covenant under the Junior Subordinated Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the outstanding Capital Securities unless and until the principal of the Junior Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.

DEBENTURE EVENTS OF DEFAULT

     The Junior Subordinated Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes an "Event of Default" with respect to the Junior Subordinated Debentures:

          (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures when due (subject to the deferral of any due date in the case of an Extension Period); or

          (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption, by declaration of acceleration or otherwise; or

          (iii) failure to observe or perform in any material respect certain other covenants contained in the Junior Subordinated Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding Junior Subordinated Debentures; or

          (iv) the Company consents to the appointment of a receiver or other similar official in any liquidation, insolvency or similar proceeding with respect to the Company or all or substantially all its property.

     For purposes of the Trust Agreement and this Prospectus, each such Event of Default under the Junior Subordinated Debenture is referred to as a "Debenture Event of Default." As described in "Description of Capital Securities -- Events of Default; Notice," the occurrence of a Debenture Event of Default will also constitute an Event of Default in respect of the Trust Securities.

     The holders of at least a majority in aggregate principal amount of outstanding Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate principal amount of outstanding Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default, and, should the Debenture Trustee or such holders of Junior Subordinated Debentures fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the outstanding Capital Securities shall have such right. The holders of a majority in aggregate principal amount of outstanding Junior Subordinated Debentures may annul such declaration and waive the default if all defaults (other than the non-payment of the principal of Junior Subordinated Debentures which has become due solely by such acceleration) have been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the outstanding Capital Securities shall have such right.

     The holders of at least a majority in aggregate principal amount of the outstanding Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Junior Subordinated Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debenture affected thereby. See "-- Modification of Junior Subordinated Indenture." The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Junior Subordinated Indenture.

     If a Debenture Event of Default occurs and is continuing, the Property Trustee will have the right to declare the principal of and the interest on the Junior Subordinated Debentures, and any other amounts payable under the Junior Subordinated Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Junior Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF CAPITAL SECURITIES

     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay any amounts payable in respect of the Junior Subordinated Debentures on the date such amounts are otherwise payable, a registered holder of Capital Securities may institute a Direct Action against the Company for enforcement of payment to such holder of an amount equal to the amount payable in respect of Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Capital Securities held by such holder. The Company may not amend the Junior Subordinated Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all the Capital Securities. The Company will have the right under the Junior Subordinated Indenture to set-off any payment made to such holder of Capital Securities by the Company in connection with a Direct Action.

     The holders of the Capital Securities are not able to exercise directly any remedies available to the holders of the Junior Subordinated Debentures except under the circumstances described in the preceding paragraph. See "Description of Capital Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The Junior Subordinated Indenture provides that the Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, and no person may consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) if the Company consolidates with or merges into another person or conveys or transfers its properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and such successor person expressly assumes the Company's obligations in respect of the Junior Subordinated Debentures; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would constitute a Debenture Event of Default, has occurred and is continuing; and (iii) certain other conditions as prescribed in the Junior Subordinated Indenture are satisfied.

     The provisions of the Junior Subordinated Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

     The Junior Subordinated Indenture provides that when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at the Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Debenture Trustee for the giving of notice of redemption, and, in each case, the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Junior Subordinated Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Junior Subordinated Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Junior Subordinated Indenture.

SUBORDINATION

     The Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Junior Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company defaults in the payment of any principal, or interest, if any, or any other amount payable on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then, unless and until such default has been cured or waived or has ceased to exist or all Senior Indebtedness has been paid, no direct or indirect payment (in cash, property, securities, by setoff or otherwise) may be made or agreed to be made on the Junior Subordinated Debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the Junior Subordinated Debentures.

     As used herein, "Senior Indebtedness" means, whether recourse is to all or a portion of the assets of the Company and whether or not contingent, (i) every obligation of the Company for money borrowed, (ii) every obligation of the Company evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company, (iv) every obligation of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of the Company, (vi) every obligation of the Company for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, and (vii) every obligation of the type referred to in clauses (i) through (vi) of another person and all dividends of another person the payment of which, in either case, the Company has guaranteed or is responsible or liable for, directly or indirectly, as obligor or otherwise, including, without limitation, the Company's 8.75% Subordinated Notes Due January 31, 2000 in the aggregate principal amount of $17.2 million and a $15.0 million Term Note Due September 30, 2002; provided that "Senior Indebtedness" shall not include (i) any obligations which, by their terms, are expressly stated to rank pari passu in right of payment with, or to not be superior in right of payment to, the Junior Subordinated Debentures, (ii) any Senior Indebtedness of the Company which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (iii) any Indebtedness of the Company to any of its subsidiaries, (iv) Indebtedness to any executive officer or director of the Company, or (v) any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with the Company that is a financing entity of the Company in connection with the issuance of such financing entity of securities that are similar to the Capital Securities.

     In the event of (i) certain events of bankruptcy, dissolution or liquidation of the Company or the holder of the Common Securities, (ii) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings, (iii) any assignment by the Company for the benefit of creditors or
(iv) any other marshalling of the assets of the Company, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made on account of the Junior Subordinated Debentures. In such event, any payment or distribution on account of the Junior Subordinated Debentures, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Junior Subordinated Debentures will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full.

     In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Junior Subordinated Debentures, together with the holders of any obligations of the Company ranking on a parity with the Junior Subordinated Debentures, will be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on the Junior Subordinated Debentures and such other obligations before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or obligations of the Company ranking junior to the Junior Subordinated Debentures and such other obligations. If any payment or distribution on account of the Junior Subordinated Debentures of any character or any security, whether in cash, securities or other property is received by any holder of any Junior Subordinated Debentures in contravention of any of the terms hereof and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, and holders of the Junior Subordinated Debentures may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default in respect of the Junior Subordinated Debentures.

     The Junior Subordinated Indenture places no limitation on the amount of additional Senior Indebtedness that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The Debenture Trustee, other than during the occurrence and continuance of a default by the Company in performance of its obligations under the Junior Subordinated Debenture, is under no obligation to exercise any of the powers vested in it by the Junior Subordinated Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     Bankers Trust Company, the Debenture Trustee, may serve from time to time as trustee under other indentures or trust agreements with the Company or its subsidiaries relating to other issues of their securities. In addition, the Company and certain of its affiliates may have other banking relationships with Bankers Trust Company and its affiliates.

GOVERNING LAW

     The Junior Subordinated Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York.

                            DESCRIPTION OF GUARANTEE

     The Guarantee will be executed and delivered by the Company concurrently with the issuance of Capital Securities by Sterling Capital for the benefit of the holders from time to time of the Capital Securities. Bankers Trust Company will act as Guarantee Trustee under the Guarantee. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Guarantee, including the definitions therein of certain terms. A copy of the form of Guarantee is available upon request from the Guarantee Trustee. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Capital Securities.

GENERAL

     The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Capital Securities, as and when due, regardless of any defense, right of set-off or counterclaim that Sterling Capital may have or assert other than the defense of payment. The following payments with respect to the Capital Securities, to the extent not paid by or on behalf of Sterling Capital (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on such Capital Securities, to the extent that Sterling Capital has funds on hand available therefor at such time,
(ii) the Redemption Price with respect to any Capital Securities called for redemption, to the extent that Sterling Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, of Sterling Capital (unless the

Junior Subordinated Debentures are distributed to holders of the Capital Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that Sterling Capital has funds on hand available therefor at such time, and (b) the amount of assets of Sterling Capital remaining available for distribution to holders of the Capital Securities on liquidation of Sterling Capital. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Capital Securities or by causing Sterling Capital to pay such amounts to such holders.

     The Guarantee will be an irrevocable guarantee on a subordinated basis of Sterling Capital's obligations under the Capital Securities, but will apply only to the extent that Sterling Capital has funds sufficient to make such payments, and is not a guarantee of collection.

     If the Company does not make payments on the Junior Subordinated Debentures held by Sterling Capital, Sterling Capital will not be able to pay any amounts payable in respect of the Capital Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company. See "-- Status of the Guarantee." The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Indebtedness, whether under the Junior Subordinated Indenture, any other indenture that the Company may enter into in the future or otherwise.

     The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures and the Junior Subordinated Indenture, taken together, fully, irrevocably and unconditionally guaranteed all Sterling Capital's obligations under the Capital Securities on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of Sterling Capital's obligations in respect of the Capital Securities. See "Relationship Among the Capital Securities, the Junior Subordinated Debentures and the Guarantee."

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company in the same manner as the Junior Subordinated Debentures.

     The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Guarantor to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Capital Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by Sterling Capital or distribution to the holders of the Capital Securities of the Junior Subordinated Debentures.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Capital Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Capital Securities. The manner of obtaining any such approval will be as set forth under "Description of Capital Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Capital Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder, or to perform any non-payment obligation if such non-payment default remains unremedied for 30 days. The holders of not less than a majority in aggregate Liquidation

Amount of the outstanding Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any registered holder of Capital Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against Sterling Capital, the Guarantee Trustee or any other person or entity.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after the occurrence of an event of default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

     For information concerning the relationship between Bankers Trust Company, the Guarantee Trustee, and the Company, see "Description of Junior Subordinated Debentures -- Information Concerning the Debenture Trustee."

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Capital Securities, upon full payment of the amounts payable with respect to the Capital Securities upon liquidation of Sterling Capital or upon distribution of Junior Subordinated Debentures to the holders of the Capital Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Capital Securities must restore payment of any sums paid under the Capital Securities or the Guarantee.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

             RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE JUNIOR
                   SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of Distributions and other amounts due on the Capital Securities (to the extent Sterling Capital has funds available for such payment) are irrevocably guaranteed, on a subordinated basis, by the Company as and to the extent set forth under "Description of Guarantee." Taken together, the Company's obligations under the Junior Subordinated Debentures, the Junior Subordinated Indenture, the Trust Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the Capital Securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of Sterling Capital's obligations in respect of the Capital Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, Sterling Capital will not have sufficient funds to pay Distributions or other amounts due on the Capital Securities. The Guarantee does not cover payment of amounts payable with respect to the Capital Securities when Sterling

Capital does not have sufficient funds to pay such amounts. In such event, the remedy of a holder of the Capital Securities is to institute a legal proceeding directly against the Company for enforcement of payment of the Company's obligations under Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Capital Securities held by such holder.

     The obligations of the Company under the Junior Subordinated Debentures and the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments distributable on the Capital Securities, primarily because (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Capital Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate, Distribution Dates and other payment dates for the Capital Securities; (iii) the Company will pay for any and all costs, expenses and liabilities of Sterling Capital except Sterling Capital's obligations to holders of the Trust Securities; and (iv) the Trust Agreement further provides that Sterling Capital will not engage in any activity that is not consistent with the limited purposes of Sterling Capital.

     Notwithstanding anything to the contrary in the Junior Subordinated Indenture, the Company has the right to set-off any payment it is otherwise required to make thereunder against and to the extent the Company has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF CAPITAL SECURITIES

     A holder of any Capital Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, Sterling Capital or any other person or entity. See "Description of Guarantee."

     A default or event of default under any Senior Indebtedness of the Company would not constitute a default or Event of Default in respect of the Capital Securities. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness of the Company, the subordination provisions of the Junior Subordinated Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. See "Description of Junior Subordinated Debentures -- Subordination."

LIMITED PURPOSE OF STERLING CAPITAL

     The Capital Securities represent preferred undivided beneficial interests in the assets of Sterling Capital, and Sterling Capital exists for the sole purpose of issuing its Capital Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Capital Security and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from the Company payments on Junior Subordinated Debentures held, while a holder of Capital Securities is entitled to receive Distributions or other amounts distributable with respect to the Capital Securities from Sterling Capital (or from the Company under the Guarantee) only if and to the extent Sterling Capital has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution of Sterling Capital, other than any such dissolution involving the distribution of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of Sterling Capital as required by applicable law, the holders of the Capital Securities will be entitled to receive, out of assets held by Sterling Capital, the Liquidation Distribution in cash. See "Description of Capital

Securities -- Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, Sterling Capital, as registered holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated and junior in right of payment to all Senior Indebtedness as set forth in the Junior Subordinated Indenture, but entitled to receive payment in full of all amounts payable with respect to the Junior Subordinated Debentures before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed under the Junior Subordinated Indenture to pay for all costs, expenses and liabilities of Sterling Capital (other than Sterling Capital's obligations to the holders of the Trust Securities), the positions of a holder of the Capital Securities and a holder of such Junior Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     Witherspoon, Kelley, Davenport & Toole, P.S., counsel to the Company ("Tax Counsel"), has advised the Company that the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of the Capital Securities.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations thereof, each as of the date of hereof, all of which are subject to change, possibly on a retroactive basis. The authorities on which this summary is based are subject to various interpretations, and the opinions of Tax Counsel are not binding on the Internal Revenue Service (the "IRS") or the courts; either of which could take a contrary position. Moreover, no rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

     Except as otherwise stated, this summary deals only with the Capital Securities held as a capital asset by a holder who or which (i) purchased the Capital Securities upon original issuance (an "Initial Holder") at their original offering price and (ii) is a US Holder (as defined below). This summary does not address all the tax consequences that may be relevant to a US Holder, nor does it address the tax consequences, except as stated below, to holders that are not US Holders ("Non-US Holders") or to holders that may be subject to special tax treatment (such as banks, savings and loan institutions, real estate investments trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, other financial institutions, tax-exempt organizations, persons holding the Capital Securities as a position in a "straddle," as part of a "synthetic security," "hedging," "conversion" or other integrated investment, persons having a functional currency other than the U.S. Dollar and certain United States expatriates). Further, this summary does not address (a) the income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the Capital Securities, (b) the United States federal alternative minimum tax consequences of the purchase, ownership or disposition of the Capital Securities, or (c) any state, local or foreign tax consequences of the purchase, ownership and disposition of Capital Securities.

     A "US Holder" is a holder of the Capital Securities who or which is (i) a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for income tax purposes, (ii) a corporation or partnership created or organized (or treated as created or organized for income tax purposes) in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States trustees have the authority to control all substantial decisions of the trust.

     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE,

LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

US HOLDERS

     Characterization of Sterling Capital. In connection with the issuance of the Capital Securities, Tax Counsel will render its opinion generally to the effect that, under then current law and based on the representations, facts and assumptions set forth in this Prospectus, and assuming full compliance with the terms of the Trust Agreement (and other relevant documents), and based on certain assumptions and qualifications referenced in the opinion, Sterling Capital will be characterized for United States federal income tax purposes as a grantor trust and will not be characterized as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of the Capital Securities generally will be considered the owner of an undivided interest in the Junior Subordinated Debentures owned by Sterling Capital, and each US Holder will be required to include all income or gain recognized for United States federal income tax purposes with respect to its allocable share of the Junior Subordinated Debentures on its own income tax return.

     Characterization of the Junior Subordinated Debentures. The Company and Sterling Capital will agree to treat the Junior Subordinated Debentures as indebtedness for all United States federal income tax purposes. In connection with the issuance of the Junior Subordinated Debentures, Tax Counsel will render its opinion generally to the effect that, under then current law and based on the representations, facts and assumptions set forth in this Prospectus, and assuming full compliance with the terms of the Junior Subordinated Indenture (and other relevant documents), and based on certain assumptions and qualifications referenced in the opinion, the Junior Subordinated Debentures will be characterized for United States federal income tax purposes as debt of the Company.

     Interest Income and Original Issue Discount. Under the terms of the Junior Subordinated Debentures, the Company has the ability to defer payments of interest from time to time by extending the interest payment period not exceeding 20 consecutive quarterly periods, but not beyond the maturity of the Junior Subordinated Debentures. Recently issued Treasury regulations under
Section 1273 of the Code provide that debt instruments like the Junior Subordinated Debentures will not be considered issued with original issue discount ("OID") by reason of the Company's ability to defer payments of interest if the likelihood of such deferral is "remote."

     The Company has concluded, and this discussion assumes, that, as of the date of this Prospectus, the likelihood of deferring payments of interest under the terms of the Junior Subordinated Debentures is "remote" within the meaning of the applicable Treasury regulations, in part because exercising that option would prevent the Company from declaring dividends on its capital stock and would prevent the Company from making any payments with respect to debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. Therefore, the Junior Subordinated Debentures should not be treated as issued with OID by reason of the Company's deferral option. Rather, stated interest on the Junior Subordinated Debentures will generally be taxable to a US Holder as ordinary income when paid or accrued in accordance with that holder's method of accounting for income tax purposes. It should be noted, however, that these Treasury regulations may in the future be analyzed and interpreted by the IRS in rulings or published documents. Accordingly, it is possible that the IRS could take a position contrary to the interpretation described herein.

     In the event the Company exercises its option to defer payments of interest, the Junior Subordinated Debentures would be treated as redeemed and reissued for OID purposes and the sum of the remaining interest payments (and any de minimis OID) on the Junior Subordinated Debentures would thereafter be treated as OID, which would accrue, and be includible in a US Holder's taxable income, on an economic accrual basis (regardless of the US Holder's method of accounting for income tax purposes) over the remaining term of the Junior Subordinated Debentures (including any period of interest deferral), without regard to the timing of payments under the Junior Subordinated Debentures. (Subsequent distributions of interest on the Junior Subordinated Debentures generally would not be taxable.) The amount of OID that would accrue in any period would generally equal the amount of interest that accrued on the Junior Subordinated Debentures in that period at the stated interest rate. Consequently, during any period of interest deferral, US Holders will include OID in gross income in advance of the receipt of cash, and a US Holder which disposes of a Capital Security prior to the record date for payment of distributions on the Junior Subordinated Debentures following that period will be subject to income tax on OID accrued through the date of disposition (and not previously included in income), but will not receive cash from Sterling Capital with respect to such OID.

     If the possibility of the Company's exercise of its option to defer payment of interest is not treated as remote, the Junior Subordinated Debentures would be treated as initially issued with OID in an amount equal to the aggregate stated interest (plus any de minimis OID) over the term of the Junior Subordinated Debentures. That OID would generally be includible in a US Holder's taxable income, over the term of the Junior Subordinated Debentures, on an economic accrual basis.

     Characterization of Income. Because the income underlying the Capital Securities will not be characterized as dividends for income tax purposes, corporate holders of the Capital Securities will not be entitled to a dividends received deduction for any income recognized with respect to the Capital Securities.

     Market Discount and Bond Premium. Holders of the Capital Securities other than Initial Holders may be considered to have acquired their undivided interests in the Junior Subordinated Debentures with market discount or acquisition premium (as each phrase is defined for United States federal income tax purposes).

     Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of Sterling Capital. Under certain circumstances described herein (See "Description of Capital Securities -- Liquidation Distribution Upon Dissolution"), Sterling Capital may distribute the Junior Subordinated Debentures to holders in exchange for the Capital Securities and in liquidation of Sterling Capital. Except as discussed below, such a distribution would not be a taxable event for United States federal income tax purposes, and each US Holder would have an aggregate adjusted basis in its Junior Subordinated Debentures for United States federal income tax purposes equal to such holder's aggregate adjusted basis in its Capital Securities. For United States federal income tax purposes, a US Holder's holding period in the Junior Subordinated Debentures received in such a liquidation of Sterling Capital would include the period during which Capital Securities were held by the holder. If, however, the relevant event is a Tax Event which results in Sterling Capital being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to US Holders of the Capital Securities for United States federal income tax purposes.

     Under certain circumstances described herein (see "Description of Capital Securities"), the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Capital Securities. Such a redemption would be taxable for United States federal income tax purposes, and a US Holder generally would recognize gain or loss as if it had sold the Capital Securities for cash. See "-- Sales of Capital Securities" below.

     Sales of Capital Securities. A US Holder that sells Capital Securities will recognize gain or loss equal to the difference between its adjusted basis in the Capital Securities and the amount realized on the sale of such Capital Securities. A US Holder's adjusted basis in the Capital Securities generally will be its initial purchase price, increased by OID previously included (or currently includible) in such holder's gross income to the date of disposition, and decreased by payments received on the Capital Securities (other than any interest received with respect to the period prior to the effective date of the Company's first exercise of its option to defer payment of interest). Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the Capital Securities have been held for more than one year prior to the date of disposition.

     A holder who disposes of his Capital Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest (or OID) on the Junior Subordinated Debentures through the date of disposition in its taxable income for United States federal income tax purposes (notwithstanding that the holder may receive a separate payment from the purchaser with respect to accrued interest), and to deduct that amount from the sale proceeds received (including the separate payment, if any, with respect to accrued interest) for the Capital Securities (or as to OID only, to add such amount to such holder's adjusted tax basis in its Capital Securities). To the extent the selling price is less than the holder's adjusted tax basis (which will include accrued but unpaid OID, if any), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

     Proposed Tax Law Changes. On February 6, 1997, President Clinton released his budget proposals for fiscal year 1998. One of the tax proposals therein (the "Tax Proposal") would generally deny corporate issuers a deduction for interest on certain debt obligations that have a maximum term in excess of 15 years and are not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. As currently drafted, the Tax Proposal would be effective generally for instruments issued on or after the date of first Congressional committee action. Although it is not clear from the President's proposals as to what constitutes Congressional "committee action" with respect to the Tax Proposal, it appears that, as drafted, the Tax Proposal would not apply retroactively to the Junior Subordinated Debentures. However, if the Tax Proposal (or similar legislation) is enacted with retroactive effect with respect to the Junior Subordinated Debentures, the Company may not be entitled to an interest deduction with respect to the Junior Subordinated Debentures. There can be no assurances that the Tax Proposal, if enacted, will not apply retroactively to the Junior Subordinated Debentures or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures. Accordingly, there can be no assurance that a Tax Event will not occur. See "Description of Capital Securities -- Redemption."

NON-US HOLDERS

     The following discussion applies to a Non-US Holder.

     Payments to a holder of a Capital Security which is a Non-US Holder will generally not be subject to withholding of income tax, provided that (a) the beneficial owner of the Capital Security does not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the beneficial owner of the Capital Security is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (i) the beneficial owner of the Capital Securities certifies to Sterling Capital or its agent, under penalties of perjury, that it is a Non-US Holder and provides its name and address, or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the Capital Security in such capacity, certifies to Sterling Capital or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by another Financial Institution between it and the beneficial owner in the chain of ownership, and furnishes Sterling Capital or its agent with a copy thereof.

     As discussed above, changes in legislation affecting the income tax consequences of the Junior Subordinated Debentures are possible, and could adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures. See "-- US Holders -- Proposed Tax Law Changes." Moreover, any such legislation could adversely affect Non-US Holders by characterizing income derived from the Junior Subordinated Debentures as dividends, generally subject to a 30% income tax (on a withholding basis) when paid to a Non-US Holder, rather than as interest which, as discussed above, is generally exempt from income tax in the hands of a Non-US Holder.

     A Non-US Holder of a Capital Security will generally not be subject to withholding of income tax on any gain realized upon the sale or other disposition of a Capital Security.

     A Non-US Holder which holds the Capital Securities in connection with the active conduct of a United States trade or business will be subject to income tax on all income and gains recognized with respect to its proportionate share of the Junior Subordinated Debentures.

INFORMATION REPORTING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, the Capital Securities held by a non-corporate US Holder within the United States. In addition, payments made on, and payments of the proceeds from the sale of, the Capital Securities to or through the United States office of a broker are subject to information reporting unless the holder thereof certifies as to its Non-United States status or otherwise establishes an exemption from information reporting and backup withholding. See "-- Backup Withholding." Taxable income on the Capital Securities for a calendar year should be reported to US Holders on the applicable forms by the following January 31st.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, the Capital Securities may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided the required information is provided to the IRS.

     THE PRECEDING DISCUSSION IS ONLY A SUMMARY AND DOES NOT ADDRESS THE CONSEQUENCES TO A PARTICULAR HOLDER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES. POTENTIAL HOLDERS OF THE CAPITAL SECURITIES ARE URGED TO CONTACT THEIR OWN TAX ADVISORS TO DETERMINE THEIR PARTICULAR TAX CONSEQUENCES.

                          CERTAIN ERISA CONSIDERATIONS

     The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or a "disqualified person" within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of the Capital Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Code and with respect to which the Company, or any affiliate of the Company is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Capital Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Capital Securities should consult with its counsel.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from Sterling Capital an aggregate of the 1,600,000 Capital Securities in the amounts set forth below opposite their respective names.

                                                                           NUMBER OF
                                 UNDERWRITER                           CAPITAL SECURITIES
        -------------------------------------------------------------  ------------------
        Dain Bosworth Incorporated...................................         960,000
        Piper Jaffray Inc. ..........................................         640,000
                                                                            ---------
                  Total..............................................       1,600,000
                                                                            =========

     The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all of the Capital Securities offered hereby if the Underwriters purchase any Capital Securities.

     The Underwriters have advised the Company and Sterling Capital that they propose to offer the Capital Securities to the public at the Price to Public set forth on the cover page of this Prospectus and to selected dealers at such price less a concession not in excess of $0.50 per Capital Security. The Underwriters may allow and such dealers may reallow a discount not in excess of $0.35 per Capital Security to certain other brokers and dealers. After the offering, the Price to Public, concession, discount, and other selling terms may be changed by the Underwriters.

     In view of the fact that all of the proceeds from the sale of the Capital Securities will be used to purchase the Junior Subordinated Debentures, the Underwriting Agreement provides that the Company will pay the Underwriters as compensation for arranging the investment therein of such proceeds, $0.9375 per Capital Security.

     In connection with the offering of the Capital Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Capital Securities. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Capital Securities than they are committed to purchase from Sterling Capital. In such a case, to cover all or part of the short position, the Underwriters may purchase Capital Securities in the open market following completion of the initial offering of the Capital Securities. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of the Capital Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Capital Securities. Any of the foregoing transactions may result in the maintenance of a price for the Capital Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Capital Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

     Each of the Company and Sterling Capital has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters have advised Sterling Capital that they do not intend to confirm any sales of Capital Securities to any discretionary accounts. In connection with the offer and sale of the Capital Securities, the Underwriters will comply with Rule 2810 under the NASD Conduct Rules.

     From time to time, the Underwriters have provided, and expect to provide in the future, investment banking services to the Company for which the Underwriters have received, and will receive, customary fees and commissions.

                             VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the Capital Securities, the enforceability of the Trust Agreement and the creation of Sterling Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and Sterling Capital. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Witherspoon, Kelley, Davenport & Toole, P.S., Spokane, Washington, counsel to the Company, and for the Underwriters by Arnold & Porter, Washington, D.C. and New York, New York. Ned M. Barnes, the Secretary and a Director of the Company, is a principal in the firm of Witherspoon, Kelley, Davenport & Toole, P.S. Principals in the firm of Witherspoon, Kelley, Davenport & Toole, P.S. and members of their immediate families own in the aggregate approximately 33,137 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated balance sheets of the Company and subsidiaries as of December 31, 1996 and June 30, 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the six months ended December 31, 1996 and the fiscal years ended June 30, 1996 and 1995 incorporated by reference in this Prospectus, have been incorporated herein in reliance upon the report, which includes an explanatory paragraph describing changes in the Company's methods of accounting for mortgage servicing rights and impairment of long-lived assets as of July 1, 1996 and impaired loans as of July 1, 1995, of Coopers & Lybrand L.L.P., given upon the authority of that firm as experts in auditing and accounting.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     4
Incorporation of Certain Documents by
  Reference...........................     4
Prospectus Summary....................     6
Summary Consolidated Financial Data...    10
Risk Factors..........................    13
Use of Proceeds.......................    21
Accounting Treatment..................    21
Capitalization........................    22
Management............................    23
Description of Capital Securities.....    25
Description of Junior Subordinated
  Debentures..........................    37
Description of Guarantee..............    45
Relationship Among the Capital
  Securities, the Junior Subordinated
  Debentures and the Guarantee........    47
Certain Federal Income Tax
  Consequences........................    49
Certain ERISA Considerations..........    53
Underwriting..........................    54
Validity of Securities................    55
Experts...............................    55

======================================================
======================================================

                          1,600,000 CAPITAL SECURITIES

                            STERLING CAPITAL TRUST I

                      9.50% CUMULATIVE CAPITAL SECURITIES
                 (LIQUIDATION AMOUNT $25 PER CAPITAL SECURITY)

                     FULLY AND UNCONDITIONALLY GUARANTEED,
                            AS DESCRIBED HEREIN, BY

                                    STERLING
                      ------------------------------------
                             FINANCIAL CORPORATION

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                 DAIN BOSWORTH
                                  Incorporated

                               PIPER JAFFRAY INC.
                                  May 30, 1997
======================================================